Exhibit 2.1

STRICTLY CONFIDENTIAL	Execution Version

EQUITY AND ASSET PURCHASE AGREEMENT

by and among

CURO INTERMEDIATE HOLDINGS CORP.,

SPARROW PURCHASER, LLC,

and, solely for purposes of Section 11.17,

CCF INTERMEDIATE HOLDINGS LLC

Dated as of May 18, 2022

i

Section 3.22	Brokers	46

Section 3.23	Insurance Policies	46

Section 3.24	Significant Suppliers	46

Section 3.25	Receivables	46

Section 3.26	No Other Representations or Warranties; No Reliance	46

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		47

Section 4.01	Organization and Qualification	47

Section 4.02	Authority Relative to this Agreement	47

Section 4.03	Litigation	47

Section 4.04	Brokers	48

Section 4.05	Financing	48

Section 4.06	Solvency	49

Section 4.07	Investment Decision	49

Section 4.08	Independent Investigation	50

Section 4.09	No Other Representations or Warranties; No Reliance	50

ARTICLE 5 ADDITIONAL AGREEMENTS		45

Section 5.01	Access to Books and Records	45

Section 5.02	Confidentiality	46

Section 5.03	Required Actions	48

Section 5.04	Conduct of Business	51

Section 5.05	Third Party Contracts; Commingled Contracts	53

Section 5.06	Public Announcements	55

Section 5.07	Intercompany Accounts; Cash	55

Section 5.08	Termination of Intercompany Arrangements	55

Section 5.09	Real Property Leases and Guarantees	55

Section 5.10	Insurance	57

Section 5.11	Litigation Support	57

Section 5.12	Misallocated Assets and Misdirected Payments; Further Assurances	58

Section 5.13	Use of Marks	59

Section 5.14	R&W Insurance Policy	59

Section 5.15	Bulk Transfer Laws	60

Section 5.16	Directors’ and Officers’ Indemnification	60

Section 5.17	Financing	60

Section 5.18	Non-Competition and Mutual Non-Solicitation	63

Section 5.19	Assignments of Real Property Leases	64

Section 5.20	Transfers of Intellectual Property	65

Section 5.21	Payoff Letters	65

Exhibits

Exhibit A: Transition Services Agreement

Exhibit B: Bill of Sale, Assignment and Assumption Agreement

Exhibit C: Form of Shared Material Assignment Agreement

Schedules

Schedule I: Transaction Accounting Principles

Schedule 2.01(c): Additional Items

Schedule 2.01(d): Excluded Items

Schedule 5.05(a): Third-Party Contracts

Schedule 5.05(b): Commingled Contracts

Schedule 5.09(c): Specified Leased Premises

Schedule 5.13(a): Seller Names

Schedule 5.19(a): Assigned Non-Business Leases

Schedule 5.19(b): Assigned Business Leases

Schedule 8.01(a): State Regulatory Processes

Schedule 10.02(f): Specified Matter

Seller Disclosure Schedule

Purchaser Disclosure Schedule

EQUITY AND ASSET PURCHASE AGREEMENT

This EQUITY AND ASSET PURCHASE AGREEMENT, dated as of May 18, 2022 (this “Agreement”), is made by and among CURO Intermediate Holdings Corp., a Delaware corporation (“Seller”), Sparrow Purchaser, LLC, a Delaware limited liability company (“Purchaser”), and, solely for purposes of Section 11.17, CCF Intermediate Holdings LLC, a Delaware limited liability company (“Purchaser Parent”).

RECITALS

WHEREAS, Seller owns, directly or indirectly, one hundred percent (100%) of the issued and outstanding equity interests (“Equity Interests”) of the Transferred Entities set forth on Annex A;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell and transfer, and Purchaser desires to purchase, all of the Seller’s right, title and interest in and to the Equity Interests and to certain other Purchased Assets relating to the Business for the consideration set forth in Section 2.02, as the same shall be adjusted as set forth in this Agreement;

WHEREAS, in connection with the transactions contemplated by this Agreement, concurrently with the execution hereof, Seller and Purchaser are entering into that certain Transition Services Agreement, which is attached hereto as Exhibit A (the “Transition Services Agreement”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreement hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETATION

Section 1.01 Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, demand, action, suit, arbitration, mediation, litigation, audit, inquiry, investigation or proceeding (in each case public or private, and whether civil, criminal, administrative, judicial, arbitral or investigative).

“Adjustment Time” shall mean 11:59 p.m. (New York City time) on the day prior to the Closing Date.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person; provided that from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (b) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of any Transferred Entity.

“Benefit Plan” shall mean any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, any compensation or benefits plan, program or arrangement, including any employment agreement, cash or equity-based bonus or incentive arrangement, severance or retention arrangement, vacation policy, pension or retirement plan, deferred compensation, fringe benefits, life or other insurance (including any self-insured arrangements), disability, sick or other leave of absence benefits or health and welfare plan, in each case for the benefit of current or former employees, directors, consultants or independent contractors of a Person or any of its Affiliates, that is (a) maintained or contributed to by Seller, any of its Affiliates, or any of the Transferred Entities for the benefit of the Business Employees, former employees of any Transferred Entity or any current or former directors of, or consultants to, any Transferred Entities or (b) with respect to which the Transferred Entities has, or could have, any actual or contingent present or future obligation or Liability, other than any plan, program or arrangement sponsored by a Governmental Entity.

“Business” shall mean the Seller’s U.S. Store and online business (including loan products and other ancillary products) operating under the brands Speedy Cash, Rapid Cash, and Avio Credit, as conducted as of immediately prior to the Closing by the Seller Group (including the Transferred Entities).

“Business Data” shall mean the data contained in any Business IT Systems and all other information and data compilations used by the Transferred Entities to conduct the Business as currently conducted.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or Columbus, Ohio, or Governmental Entities in the State of Delaware, are required or authorized by Law to be closed.

“Business Employee” shall mean (i) any individual who is an employee of the Seller Group, including the Transferred Entities, and provides services exclusively to the Business as of immediately prior to the Closing who is reasonably likely to receive an offer of employment from the Purchaser as a result of the Sale Process and (ii) any individual who is an employee of the Seller Group, including the Transferred Entities, as of immediately prior to the Closing and is listed by title and jurisdiction in Section 1.1(c) of the Seller Disclosure Schedule, including in the case of clauses (i) and (ii) any such employee who is on an approved leave of absence.

“Business Material Adverse Effect” shall mean any event, change, development or effect that has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business and the Transferred Entities, taken as a whole; provided that no such event, change, development or effect resulting or arising from any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse

Effect: (a) the general conditions and trends in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic, product or service areas, (b) general political, economic, regulatory, financial, capital or commodity market conditions, whether regional, domestic, foreign or global (including interest rates, exchange rates, tariffs, commodity prices, trade wars and credit markets), (c) any act of civil unrest, war or terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions, (d) any conditions resulting from natural or manmade disasters, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires, epidemics, pandemics or disease outbreaks (including COVID-19) or other acts of God, (e) the failure of the financial or operating performance of the Transferred Entities to meet internal or analyst projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (e) shall not be construed as implying that Seller is making any representation or warranty hereunder with respect to any internal or analyst projections, forecasts or budgets, and no such representations or warranties are being made), (f) any action taken or omitted to be taken by Seller at the written request or with the written consent of Purchaser, or that is expressly required by this Agreement, (g) the execution or announcement or pendency of the transactions contemplated by this Agreement, but only to the extent arising from or related to the identity of Purchaser or any communication by Purchaser regarding the plans or intentions of Purchaser with respect to the conduct of the Business, (h) changes in any Laws (including, to the extent required by Law, COVID-19 Measures) or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof, or (i) any change in the Retained Business that does not affect the business, financial condition or results of operations of the Business and the Transferred Entities; provided that any adverse event, change, development or effect resulting from the matters described in clauses (a), (b), (c), (d) and (h) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that it has a materially disproportionate effect on the Business and the Transferred Entities, taken as a whole, relative to similarly situated businesses in the industries in which the Business and the Transferred Entities operate (in which case only such incremental materially disproportionate effect may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Business Offerings” shall mean any and all products or services offered, licensed, provided, sold, distributed, or made available as part of the Business, and any and all products or services under design or development (or already designed or developed) as part of the Business, including all versions and releases of the foregoing, together with any related documentation, materials or information.

“Cash” shall mean the aggregate of all unrestricted cash, cash equivalents, bank deposits, investment accounts, certificates of deposit, marketable securities, short-term deposits and other similar cash items of the Transferred Entities, calculated in accordance with the Transaction Accounting Principles.

“Closing Working Capital Adjustment” shall mean an amount, which may be positive or negative, that shall be equal to (a) the amount of Working Capital set forth in the Estimated Closing Statement minus (b) the Target Working Capital Amount.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any affiliated, combined, consolidated, unitary or similar group Tax Return that includes, or reflects the assets, liabilities or activities of, Seller or any of its Affiliates (other than the Transferred Entities), on the one hand, and any of the Transferred Entities, on the other hand.

“Competition Laws” shall mean any domestic, federal, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade means.

“Confidentiality Agreement” shall mean the Amended and Restated Confidentiality and Non-Disclosure Agreement, dated as of February 14, 2022, by and between CURO Group Holdings Corp. and CCF OPCO, LLC.

“Contaminant” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (b) damaging or destroying any data or file without a user’s consent.

“Contract” shall mean any written or oral and legally binding lease, contract, license, arrangement, commitment, option, instrument or other agreement or understanding, other than any Seller Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any voluntary or mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, masking, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity.

“Data Center Employees” shall mean the Business Employees with responsibilities primarily related to Seller’s data center operations for the Business.

“Eligible Bank” shall mean a commercial bank or trust company organized under the laws of the United States (a) with senior unsecured debt rating of at least “A3” by Moody’s and “A-” by S&P, (b) with a shareholders’ equity of at least ten billion dollars ($10,000,000,000), and (c) that is otherwise acceptable to Seller in its sole discretion.

“Environmental Laws” shall mean any applicable federal, state or local Law relating to the protection of the environment or to human health or safety (in the case of human health or safety, as it relates to exposure to Hazardous Substances).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, and all rules and regulations promulgated thereunder, all as in effect from time to time.

“ERISA Affiliate” shall mean any Person that, together with Transferred Entities, is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

“Financing Parties” means (a) the Financing Sources and their respective Affiliates and (b) the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the Persons identified in clause (a), in each case, in their respective capacities as such.

“Financing Sources” means the Persons that are party to the Commitment Letters (including any amendments thereto) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto.

“Fraud” means common law fraud as defined under the Laws of the State of Delaware (which, for the avoidance of doubt, does not include constructive fraud or other claims based on constructive knowledge, negligent misrepresentation, recklessness or similar theories).

“Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04 (other than those representations and warranties set forth in Section 3.04(b)(ii)) and Section 3.22, and the representations and warranties of Purchaser set forth in Section 4.01, Section 4.02 and Section 4.04.

“GAAP” shall mean generally accepted accounting principles in the United States, applied on a consistent basis in accordance with the past practices of Seller.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, self-regulatory organization, court, tribunal, judicial body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” shall mean any substance, material, pollutant, contaminant, chemical or waste listed, defined, designated or classified as hazardous, toxic or radioactive or subject to regulation under any Environmental Law, including any petroleum or any derivative or byproduct thereof, asbestos, or asbestos containing material, or polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, without duplication, with respect to any Person: (a) any obligations for borrowed money, whether evidenced by bonds (other than surety bonds), notes or debentures, including any instrument that provides for the conversion into or exchange for any equity interest in any Transferred Entity; (b) any obligations in respect of letters of credit, surety bonds, bank guarantees or any similar credit transaction, in each case to the extent funds have been drawn and are payable thereunder; (c) obligations for deferred purchase price of property or services; (d) any obligations as lessee that are a finance or capital lease under the Transaction Accounting Principles; (e) indebtedness of Third Parties which is either guaranteed by such Person or secured by a Lien on the assets of such Person; (f) any accounts payable of such Person that are at least ninety (90) days overdue; (g) obligations with respect to interest rate and currency cap, collar, hedging or swap Contracts; (h) accrued interest, fees and charges in respect of any of the foregoing, and any other fees, expenses, indemnities, penalties, clawbacks and other amounts payable as a result of any non-compliance with, or the prepayment or discharge of any of the foregoing; provided that Indebtedness of the Transferred Entities shall not include (i) any intercompany indebtedness owing by one Transferred Entity to another Transferred Entity or otherwise to be settled or eliminated at or prior to the Closing pursuant to Section 5.07 or Section 5.08, or (ii) any Liability in respect of Taxes (A) on income or gains reported on a Combined Tax Return or (B) included in the calculation of Working Capital.

“Indemnifiable Taxes” shall mean all Liabilities for Taxes of any member of the Seller Consolidated Group of which the Transferred Entities (or any predecessor of the Transferred Entities) is or was a member on or prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, provided, that Indemnifiable Taxes shall not include any Taxes taken into account as Indebtedness or included in the calculation of Working Capital, and provided, further, that Indemnifiable Taxes shall include any Taxes of the Transferred Entities for the Pre-Closing Tax Period whether or not included in a Tax Return of the Seller Consolidated Group unless such Taxes are accrued or accounted for in the calculation of Working Capital or are included as Indebtedness. For purposes of determining the Taxes that are attributable to the Pre-Closing Tax Period, (i) in the case of property Taxes, Indemnifiable Taxes shall be deemed to include the amount such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, Indemnifiable Taxes shall be calculated as though the taxable year of the relevant Transferred Entity terminated at the close of business on the Closing Date.

“Intellectual Property” shall mean any and all proprietary, statutory and/or common law rights throughout the world in, arising out of or associated with the following: (a) all United States and foreign patents and patent applications and disclosures, statutory invention registrations, or similar rights anywhere in the world in inventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, designations, slogans, logos and corporate names and registrations and applications for registration thereof (“Marks”); (c) World Wide Web addresses and domain names and applications and registrations therefor (“Internet Properties”); (d) copyrights, registrations and applications for registration thereof, and any equivalent rights in works of authorship (“Copyrights”); (e) proprietary or confidential information, trade secrets and other rights in know-how that, in each instance, derive independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (f) Software.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge of Purchaser” shall mean, with respect to the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule, such Person’s (a) actual knowledge and (b) the knowledge such Person would have after reasonable inquiry.

“Knowledge of Seller” shall mean, with respect to the Persons listed on Section 1.1(a) of the Seller Disclosure Schedule, such Person’s (a) actual knowledge and (b) the knowledge such Person would have after reasonable inquiry.

“Labor Laws” shall mean all Laws governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including the Immigration Reform and Control Act of 1986, National Labor Relations Act, Civil Rights Acts of 1866 and 1964, Equal Pay Act, Age Discrimination in Employment Act, Americans with Disabilities Act, Family and Medical Leave Act, Fair Labor Standards Act, Worker Adjustment and Retraining Notification Act, Occupational Safety and Health Act, and all amendments to such Laws, rules and regulations promulgated under such Laws, and applicable state law counterparts.

“Law” shall mean any federal, state, local, foreign or supranational law (including common law), statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all indebtedness, liabilities, guarantees, assurances, commitments and other obligations, whether absolute, accrued, matured, contingent, known or unknown, fixed or otherwise, or whether due or to become due.

“Liens” shall mean all mortgages, deeds of trust, liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer, easements, rights-of-way, licenses, covenants, or other encumbrances or defects or imperfections of title.

“Losses” shall mean all losses, damages, penalties, Liabilities, judgments, settlements, payments, claims, fines, deficiencies, interest, fees (including reasonable attorneys’ fees), reasonable out-of-pocket costs and expenses, incurred or suffered by a Person (including amounts paid in settlement of any Third-Party Claims).

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree of any Governmental Entity or arbitrator (in each case, whether preliminary or final).

“Overhead and Shared Services” shall mean those corporate shared financial reporting, legal, tax, compliance, internal audit, insurance program, treasury management, procurement, field maintenance and testing, real estate, investor relations, corporate communications, travel, human resources, ethics compliance, risk management, information technology and other overhead and shared services that are furnished by or on behalf of Seller or any of its Affiliates (other than any Transferred Entity) in the ordinary course of business to both the Business and the Retained Businesses.

“Permits” shall mean all licenses, permits, certificates, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity. For the avoidance of doubt, Permits shall not include licenses of Intellectual Property.

“Permitted Liens” shall mean (a) statutory Liens of landlords, mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens, and Liens arising under original purchase price conditional sales contracts and equipment leases with third parties, in each case for amounts not yet delinquent and arising or incurred in the ordinary course of business, (b) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested through appropriate proceedings and for which appropriate reserves have been established on the books of Seller or its applicable Subsidiary in accordance with GAAP, (c) leases, subleases and similar agreements with respect to the Business Leased Real Property disclosed to Purchaser in writing, (d) Liens and any other matters listed in the applicable title insurance policies, and any easements, covenants, rights-of-way, restrictions of record and other similar charges, in each case not materially interfering with the ordinary conduct of the Business as a whole, (e) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property and not materially interfering with the ordinary conduct of the Business as a whole, (f) zoning, building and other similar restrictions and governmental requirements, (g) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which Seller or the Transferred Entities have easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole, (h) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (i) Liens not created by Seller or any of its Affiliates that affect the underlying fee interest of any Business Leased Real Property, not materially interfering with the ordinary conduct of the Business as a whole, (j) Liens created under federal, state or foreign securities Laws, (k) licenses of Intellectual Property granted in the ordinary course of business, and (l) Liens that will be released on or prior to the Closing Date.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Personal Information” shall mean any data, information, and/or record that, alone or in combination with other information, identifies, allows the identification, or is capable of being directly or indirectly linked to or associated with, an individual, and any information, data, or record(s) derived, inferred, or created therefrom or combined therewith, including (but not limited to) name, street address, telephone number, email address, photograph, social security number, bank account number, pin code, driver’s license number, passport number or customer or account number, device identifiers, inferred customer attributes, inferred customer scores, transaction or payment history data, or any other data or information that is subject to any Privacy Law. For clarity, and without limiting the generality of the foregoing, Personal Information includes any data, information, or record that constitutes “personal information,” “personally identifiable information,” “personal data,” “personally identifiable financial information,” “nonpublic personal information,” “consumer report(s),” “protected health information,” “medical information,” or any other similar type of data described by, defined by, or subject to any Privacy Law.

“Pre-Closing Tax Period” shall mean any Tax period (or the portion of any Straddle Period) ending on or before the Closing Date.

“Privacy Law” shall mean any applicable Law relating to the collection, use, disclosure, transfer (including cross-border transfer), transmission, registration, security, storage, disposal or other processing of Personal Information.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement, including to consummate the Sale.

“R&W Insurance Policy” shall mean the representations and warranties insurance policy to be obtained by Purchaser in connection with the transactions contemplated hereby.

“Related Party” means any current or former member, manager, stockholder, equityholder, director, officer or employee of any member of the Seller Group or any immediate family member of any of the foregoing (including parents, siblings, children, spouses or civil partners of the foregoing), and any Person in which any of the foregoing owns, in the aggregate, a direct or indirect beneficial ownership representing at least 10% of the outstanding voting power or economic interest of such Person.

“Representatives” shall mean, when used with respect to any Person, the managers, members, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Affiliates.

“Required Entity Approvals” shall mean all written consents or resolutions of the equityholders, members, boards of directors, managers, partners or similar (as applicable) of the Transferred Entities, Seller or any Affiliate thereof that are required under the organizational documents of such Person to permit Seller’s entry into this Agreement and the other Transaction Agreements and the consummation of the Sale and the other transactions contemplated thereby, including without limitation any approvals to permit the transfer of the Equity Interests to Purchaser, the admission of Purchaser at the Closing as the new sole member or sole partner of Transferred Entities that are limited liability companies or limited partnerships (as applicable), the removal of any directors, officers or managers of the Transferred Entities and their replacement with Purchaser’s appointees at the Closing, and the amendment of the organizational documents of the Transferred Entities at the Closing.

“Retained Businesses” shall mean all businesses of the Seller Group and its Affiliates, other than the Business.

“Sale Process” shall mean all matters relating to the sale or separation of the Business and all activities in connection therewith, including matters relating to the drafting, negotiation or interpretation of any of the provisions of this Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan of Seller or any of its Affiliates that is not a Transferred Entity Benefit Plan.

“Seller Consolidated Group” shall mean any consolidated, combined, or unitary Tax group for U.S. tax purposes that includes any member of the Seller Group and the Transferred Entities.

“Seller Group” shall mean Seller Parent and its Subsidiaries.

“Seller Parent” shall mean CURO Group Holdings Corp.

“Shared Material” shall mean, to the extent not owned by the Transferred Entities, all (i) source code, data and technology architecture and related documentation utilized in the Business, (ii) marketing, underwriting (scorecards) and origination technologies, analytics, tools, techniques, and documentation utilized in the Business, (iii) servicing and collecting technologies, sequencing logic, and documentation utilized in the Business, (iv) payments technologies, logic, and documentation utilized in the Business, (v) logical data models, architecture, and related documentation to the extent such models, architecture and documentation are utilized in the Business, and (vi) compliance related systems connected to or otherwise integrated with the software, technology and systems described above, in each case to the extent owned or purported to be owned by the Seller Group.

“Social Media Accounts” shall mean any and all accounts, profiles, pages, feeds, registrations and other presences on or in connection with any: (a) social media or social networking website or online service; (b) blog or microblog; (c) photo, video or other content-sharing website; or (d) other website or application (including mobile application) used for sharing content with or among end users.

“Software” shall mean any computer program, operating system, applications system, firmware or other code of any nature, including all object code, source code, data files, rules, data collections, diagrams, protocols, specifications, interfaces, definitions or methodology derived from the foregoing, and any derivations, updates, enhancements and customization of any of the foregoing, and any processes, operating procedures, technical manuals, user manuals and other documentation relating to any of the foregoing, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Straddle Period” shall mean a taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided that from and after the Closing, none of the Transferred Entities shall be considered a Subsidiary of Seller or any of Seller’s Affiliates.

“Target Working Capital Amount” shall mean $7,222,017.00.

“Tax” shall mean any tax of any kind, including any U.S. federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, employment, sales, use, property, escheat or unclaimed property, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other similar duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.

“Tax Proceeding” shall mean any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, contest, litigation, dispute, claim or other proceeding in respect of any Taxes.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or statement required to be filed with any taxing authority relating to Taxes, and any amendment thereof.

“Third Party” shall mean a Person other than the Parties, the Transferred Entities, or any of their respective Affiliates.

“Third-Party Claim” shall mean any claim subject to indemnification under this Agreement against any Indemnified Person by a Third Party, whether or not involving an Action.

“Transaction Agreements” shall mean this Agreement, the Transition Services Agreement, the Bill of Sale, Assignment and Assumption Agreement, and the Shared Material Assignment Agreement.

“Transaction Expenses” shall mean, without duplication, in each case plus any value added tax to the extent applicable, all out-of-pocket costs and expenses of the Transferred Entities, and/or any director, manager, officer or employee of the Transferred Entities, or otherwise incurred by, paid by, or to be paid by, the Transferred Entities in connection with this Agreement and the transactions contemplated hereby, including (a) any fees and expenses of investment bankers, financial advisors, legal counsel, accountants or other professional advisors; (b) all premiums and related costs for any directors’ and officers’ liability insurance purchased by Seller or the Transferred Entities in connection with the transactions contemplated by this Agreement; (c) fifty percent (50%) of all fees required to be paid in connection with any filings with Governmental Entities; (d) fifty percent (50%) of the premium, underwriting costs, brokerage commissions, and other fees and expenses of the R&W Insurance Policy; (e) except with respect to leases or subleases for Business Leased Real Property that become Specified Leases, fifty percent (50%) of any penalty, termination fee, assignment fee or other amount required to be paid by the Transferred Entities (or Purchaser or any of its Affiliates) in connection with the termination or assignment of leases or subleases for Business Leased Real Property (including, for the avoidance of doubt, any rent increases for a period of twelve (12) months or other payments in connection with a lessor consent under any such lease or sublease, or waiver or non-exercise of a lessor termination right under any such lease or sublease, arising from or relating to the transactions contemplated by this Agreement); (f) any change in control payments, success fees, bonuses, compensation, severance or other payments triggered or accelerated by the transactions contemplated by this Agreement, regardless of whether such payments are made prior to, at, or following the Closing; (g) unless otherwise specified in this Agreement, all other payments and other obligations of the Transferred Entities as of the Closing related to any accrued payroll, accrued time off or vacation, accrued bonuses or sales commissions; and (h) the employer portion of any employment Taxes based on any of the foregoing and any other payments pursuant to this Agreement.

“Transferred Entities” shall mean the entities set forth on Annex A.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is (a) sponsored or maintained by a Transferred Entity, (b) maintained or contributed to by Seller or any of its Affiliates solely for the benefit of the Business Employees or former employees of any Transferred Entity, or (c) identified as a Transferred Entity Benefit Plan on Section 3.15(a) of the Seller Disclosure Schedule.

“Unpaid Transaction Expenses” shall mean any Transaction Expenses, or portions thereof, that are not paid in full prior to the Closing.

“Willful Breach” means a material breach of any representation, warranty, covenant, obligation or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching party, with the knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute, or cause a breach of this Agreement.

“Working Capital” shall mean, as of the date or time of determination, the current assets of the Company minus the current liabilities of the Company, in each case as specified on Annex A of Schedule I and as calculated in accordance with the Transaction Accounting Principles.

Section 1.02 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
Aggregate Purchase Price	7.01(a)
Agreement	Preamble
Allocation	7.01(b)
Assets	3.12
Assigned Non-Business Leases	5.19
Bill of Sale, Assignment and Assumption Agreement	2.03(b)(i)(3)
Business Financial Information	3.06(a)
Business Intellectual Property	3.14(b)
Business IT Systems	3.16(l)
Business Leased Real Property	3.11(a)
Business Material Contracts	3.15(a)
Cash Incentive Compensation	6.04
CCF Holdings	4.05(a)
Claims	11.16(a)
Closing	2.01
Closing Date	2.03(a)
Closing Purchase Price	2.02
Commingled Contracts	5.05(b)
Commitment Letters	4.05(a)
Controlled Group Liability	3.18(e)
Current Representation	11.12(a)
D&O Policy	5.10
Debt Commitment Letter	4.05(a)
Debt Financing	4.05(a)
Definitive Agreements	5.17(a)
Designated Person	11.12(a)
Enforceability Exceptions	3.03
Equity Commitment Letter	4.05(a)
Equity Financing	4.05(a)
Equity Financing Source	4.05(a)
Equity Interests	Recitals
Estimated Closing Purchase Price	2.04(a)
Estimated Closing Statement	2.04(a)
Final Closing Statement	2.06(c)
Final Purchase Price	2.07
Financing	4.05(a)
Indemnification Basket	10.04(a)(i)
Indemnified Persons	10.03
Independent Accounting Firm	2.06(c)
Initial Closing Statement	2.05(a)
Insurance Policies	3.23
Internet Properties	1.1
Legal Restraints	8.1(b)
Lenders	4.05(a)

Lien Release Documents	5.21
Multiemployer Plan	3.18(d)
Multiple Employer Plan	3.18(d)
New Plans	6.02(a)
Notice of Disagreement	2.06(a)
Outside Date	9.1(b)(i)
Parent Guaranteed Obligations	11.17(a)
Patents	1.1
Payoff Letters	5.21
PCI DSS	3.17(d)
Post-Closing Adjustment	2.07
Post-Closing Representation	11.12(a)
Post-Termination Restrictions	6.07
Privacy Policy	3.17(a)
Protected Information	3.17(f)
Purchaser	Preamble
Purchaser DC Plans	6.05
Purchaser Disclosure Schedule	Article 4
Purchaser Guarantees	5.09(a)
Purchaser Parent	Preamble
Purchaser Parties	11.16(a)
Purchaser Related Parties	9.05(b)
Purchaser Tax Indemnified Parties	7.02
Purchaser Termination Fee	9.05(a)
Purchaser’s Allocation	7.01(b)
Registered Business Intellectual Property	3.16(a)
Resolution Period	2.06(b)
Sale	2.01
Sale Amounts	4.05(d)
Security Practices	3.17(f)
Seller	Preamble
Seller Disclosure Schedule	Article 3
Seller Guarantees	5.09(a)
Seller Indemnified Persons	10.03
Seller Names	5.13(a)
Seller Parties	11.16(a)
Seller’s Allocation Notice	7.01(b)
Sensitive Business Information	5.02(b)
Shared Material Assignment Agreement	2.03(b)(i)(6)
Significant Suppliers	3.24
Social Media Account Names	3.16(n)
Specified Lease Reduction	5.09(c)
Specified Leases	5.09(c)
Specified Matter	10.02(f)
Subject Employees	3.19(a)
Third-Party Contracts	5.05(a)

Trade Secrets	1.1
Transaction Accounting Principles	2.04(b)
Transfer Taxes	7.8
Transferred Employee	6.01(b)
Transferred Entity Permits	3.10
Transition Services Agreement	Recitals
WARN Act	3.19(e)
Withdrawal Liability	3.18(d)

ARTICLE 2

THE SALE

Section 2.01 Sale and Purchase of Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall sell, transfer, convey, assign and deliver, or cause the sale, transfer, conveyance and delivery, to Purchaser, and Purchaser shall purchase and acquire from Seller (or one or more of its Subsidiaries), free and clear of all Liens (other than those restrictions on transfer, if any, contained in the organizational documents of Seller and listed on Section 3.04(b)(i) of the Seller Disclosure Schedule or imposed by applicable securities Laws), all of the following assets, properties and rights (such assets, properties and rights, collectively, the “Purchased Assets”, and such sale and purchase at the Closing, the “Sale”):

(a) the Equity Interests that are directly owned by Seller, and indirectly by transfer of the foregoing, all of the other Equity Interests;

(b) each of the following: (i) the portfolio of receivables of the Business, to the extent not already owned by the Transferred Entities; (ii) an undivided equal interest in the Shared Material; (iii) brands and related Registered Business Intellectual Property and unregistered Marks, exclusively related to the Transferred Entities or the Business, to the extent not already owned by the Transferred Entities; (iv) assignable third-party software licenses primarily related to the Business; (v) IT hardware exclusive to the Business’ retail storefronts; (vi) all assignable third-party licenses for marketing, underwriting (scorecards) and origination technologies, analytics, tools, techniques, and documentation utilized in and primarily related to the Business; (vii) the existing and former customer data of the Business; and (viii) compliance documentation utilized in the Business;

(c) the items set forth on Schedule 2.01(c); and

(d) all of the other assets, properties and rights of Seller and its Affiliates (other than the Transferred Entities) that are necessary to conduct the Business in substantially the same manner as conducted immediately prior to the Closing (for the avoidance of doubt, which may include assets, properties and rights of the types described in Sections 2.01(a)-(c) above), except for the assets, properties and rights listed on Schedule 2.01(d).

Section 2.02 Closing Purchase Price. In consideration for the Equity Interests and the other Purchased Assets, at the Closing, Purchaser shall deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate amount of (a) $310,000,000, plus (b) the Closing Working Capital Adjustment, which may be a positive or negative number, minus (c) the Indebtedness of the Transferred Entities as of immediately prior to the Closing, minus (d) the Unpaid Transaction Expenses as of immediately prior to the Closing, minus (e) the Specified Lease Reduction (the aggregate amount determined pursuant to this Section 2.02, the “Closing Purchase Price”).

Section 2.03 Closing.

(a) The Closing shall take place (i) at the offices of King & Spalding LLP, 1185 6th Ave, New York, NY 10036, at 10:00 a.m. (New York City time) on the date that is three (3) Business Days after the date on which all of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.”

(b) At or prior to the Closing:

(i) Seller and the Transferred Entities, as applicable, shall:

1) convey to Purchaser the Equity Interests and the other Purchased Assets, free and clear of all Liens;

2) deliver to Purchaser stock, unit or membership interest powers duly endorsed in blank in proper form for transfer, or other appropriate instruments of transfer, for all of the Equity Interests that are directly owned by Seller, effective as of the Closing Date, along with certificates representing the Equity Interests of the Transferred Entities (to the extent certificated), each in a form acceptable to Purchaser;

3) deliver to Purchaser a Bill of Sale, Assignment and Assumption Agreement in respect of the Purchased Assets other than the Equity Interests, substantially in the form attached as Exhibit B hereto (the “Bill of Sale, Assignment and Assumption Agreement”), duly executed by Seller or an Affiliate of Seller;

4) deliver to Purchaser duly executed copies of the Required Entity Approvals, each in a form acceptable to Purchaser;

5) deliver to Purchaser duly executed resignation letters from such managers, directors and officers of the Transferred Entities as are requested by Purchaser, each in a form acceptable to Purchaser;

6) deliver to Purchaser a counterpart of the Shared Material Assignment Agreement, substantially in the form attached as Exhibit C hereto (the “Shared Material Assignment Agreement”), duly executed by Seller or an Affiliate of Seller, along with all of the items contemplated thereunder to be delivered by Seller or its Affiliates at the Closing;

7) deliver to Purchaser the certificate required to be delivered pursuant to Section 8.02(d);

8) deliver to Purchaser an executed IRS Form W-9;

9) deliver to Purchaser and Purchaser Parent the Payoff Letters and the Lien Release Documents, each duly executed by all parties thereto and in a form acceptable to Purchaser;

10) deliver to the counterparties to the Payoff Letters (or the other Persons specified therein), by wire transfer, to an account or accounts designated in such Payoff Letters, immediately available funds in the amounts specified under such Payoff Letters; and

11) deliver to Purchaser any documents reasonably requested by Purchaser to allow individuals designated by Purchaser to be appointed as the authorized signatories for all bank accounts of the Transferred Entities immediately following the Closing, in replacement of the individuals who are currently the authorized signatories for such bank accounts, including resolutions passed by the boards of directors, managers, members of other governing bodies of the relevant Transferred Entities authorizing such appointments, which resolutions shall be in a form reasonably acceptable to Purchaser; deliver to Purchaser such other documents and deliveries as Purchaser may reasonably request; and

(ii) Purchaser shall:

1) deliver to Seller (or to any Affiliate designated by Seller) by wire transfer, to an account or accounts designated by Seller (or by such Affiliate) prior to the Closing, immediately available funds in an aggregate amount equal to the Estimated Closing Purchase Price;

2) deliver to Seller a counterpart of the Shared Material Assignment Agreement, duly executed by Purchaser;

3) deliver to Seller a counterpart of the Bill of Sale, Assignment and Assumption Agreement, duly executed by Purchaser;

4) deliver to Seller the R&W Insurance Policy, in a form reasonably acceptable to Seller, duly executed by Purchaser and VALE Insurance Services, LLC or its applicable Affiliate;

5) deliver to Seller the certificate required to be delivered pursuant to Section 8.03(c); and

6) deliver to Seller such other documents and deliveries as Seller may reasonably request.

Section 2.04 Estimated Closing Statement.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a good faith estimate of (i) Working Capital and the Closing Working Capital Adjustment as of the Adjustment Time, (ii) the Indebtedness of the Transferred Entities as of immediately prior to the Closing, (iii) Unpaid Transaction Expenses as of immediately prior to the Closing, and (iv) the Specified Lease Reduction (if any is expected) (collectively, the “Estimated Closing Statement”), accompanied by reasonable supporting documentation along with a notice that sets forth (x) Seller’s determination of the Closing Purchase Price based on the foregoing (such calculation of the Closing Purchase Price in the Estimated Closing Statement, the “Estimated Closing Purchase Price”), and (y) the account or accounts to which Purchaser shall transfer the Estimated Closing Purchase Price pursuant to Section 2.03. Seller shall consider in good faith any comments made by Purchaser prior to the Closing Date with respect to the Estimated Closing Statement (including any calculations set forth therein).

(b) The Estimated Closing Statement shall be prepared in good faith in accordance with the accounting principles, practices, procedures and methodologies attached as Schedule I hereto (collectively, the “Transaction Accounting Principles”), including the use of the same line item categories set forth on Annex A of Schedule I, which sets forth a sample calculation of Working Capital as of February 28, 2022.

Section 2.05 Initial Closing Statement.

(a) Within sixty (60) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement setting forth in reasonable detail Purchaser’s calculation of (i) Working Capital and the Closing Working Capital Adjustment as of the Adjustment Time, (ii) the Indebtedness of the Transferred Entities as of immediately prior to the Closing, (iii) Unpaid Transaction Expenses as of immediately prior to the Closing, and (iv) the Specified Lease Reduction (if any), along with Purchaser’s calculation of the Closing Purchase Price based on the foregoing (collectively, the “Initial Closing Statement”), and accompanied by reasonable supporting documentation. The Initial Closing Statement shall be prepared in good faith in accordance with the Transaction Accounting Principles, using only the line-item categories for the calculation of Working Capital as are set forth on Annex A of Schedule I. Working Capital shall not include any line item categories not set forth on Annex A of Schedule I. Purchaser and Seller agree that the purpose of preparing and calculating the Working Capital and the Closing Working Capital Adjustment, Indebtedness and Unpaid Transaction Expenses hereunder is to measure changes in Working Capital and the Closing Working Capital Adjustment, Indebtedness and Unpaid Transaction Expenses without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies from the Transaction Accounting Principles.

(b) Following the Closing through the date that the Initial Closing Statement has become final and binding in accordance with Section 2.06(c), Seller and its Affiliates and Representatives shall be permitted to access and review the books, records and work papers of the Transferred Entities and Purchaser that are reasonably related to the calculation of the Working Capital, and Purchaser shall, and shall cause its Affiliates (including, following the Closing, the Transferred Entities) and Representatives to, cooperate with and assist Seller and its Affiliates and Representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours.

(c) Purchaser agrees that, following the Closing through the date that the Initial Closing Statement becomes final and binding in accordance with Section 2.06(c), it shall not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Information or the Initial Closing Statement are based, or on which the Final Closing Statement is to be based, that are inconsistent with the Transaction Accounting Principles or that would reasonably impede or delay the final determination of the amount of Working Capital as of 11:59 p.m. (New York City time) on the Closing Date or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.06 Reconciliation of Initial Closing Statement.

(a) Seller shall notify Purchaser in writing no later than sixty (60) days after Seller’s receipt of the Initial Closing Statement if Seller disagrees with any aspects of the Initial Closing Statement, which notice shall describe in reasonable detail the basis for any such disagreements and set forth Seller’s calculation of the items and amounts in dispute (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such sixty (60) day period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.06(c).

(b) During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c) If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to any of the matters identified in the Notice of Disagreement, Seller and Purchaser shall submit all such remaining matters to (i) PricewaterhouseCoopers, or (ii) if such firm cannot or does not accept such engagement, another nationally recognized independent accounting firm, reasonably acceptable to Seller and Purchaser, which shall not be the independent accountants of Purchaser or Seller (the firm selected in accordance with clause (i) or (ii), as applicable, the “Independent Accounting Firm”). As promptly as practicable, and in any event not more than twenty (20) days following the engagement of the Independent Accounting Firm, Seller and Purchaser shall each prepare and submit a written submission detailing its complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (and such presentation, and all other communications with the Independent Accounting Firm, shall be simultaneously made or delivered to the other party). Seller and Purchaser shall instruct the Independent Accounting Firm to, as soon as practicable after the submissions described in the immediately preceding sentence and in any event not more than thirty (30) days thereafter, make a final determination in accordance with the Transaction Accounting Principles and the provisions of this Agreement and based solely on the written submissions of the parties, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Seller and

Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement (and that have not been thereafter resolved by written agreement of the parties) and shall not consider any events or developments that occurred after the Closing. The Initial Closing Statement as may be adjusted and as finally determined through written agreement of the parties pursuant to Section 2.06(a) or Section 2.06(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.06(c) shall be the “Final Closing Statement.”

(d) All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm and enforcement of the determination thereof shall be borne by Seller and Purchaser in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative amounts in dispute and shall be determined by the Independent Accounting Firm at the time its final determination is rendered. During the review by the Independent Accounting Firm, Purchaser and Seller shall, and shall cause their respective Affiliates (including, in the case of Purchaser, the Transferred Entities) and Representatives to, reasonably cooperate with the Independent Accounting Firm.

Section 2.07 Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) (i) the Closing Purchase Price set forth in the Final Closing Statement minus (ii) the Estimated Closing Purchase Price set forth in the Estimated Closing Statement. For the avoidance of doubt, any of the amounts set forth in the preceding sentence may be either a positive or a negative amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay such positive amount in cash to Seller (or one or more Affiliates designated by Seller). If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of such negative amount. The Closing Purchase Price, as calculated in the Final Closing Statement, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.07 shall be made by wire transfer of immediately available funds within three (3) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment.

Section 2.08 Withholding. Notwithstanding anything else in this Agreement, the parties shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as they are required to deduct and withhold pursuant to applicable Law. To the extent that amounts are so deducted or withheld and are timely paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule delivered to Purchaser in connection with this Agreement (the “Seller Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, Seller hereby represents and warrants to Purchaser as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) Seller and each Transferred Entity is a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Transferred Entity has all requisite corporate or limited liability company power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, be material to the Transferred Entities and the Business.

(b) Annex A contains a true and correct list of the Transferred Entities, indicating their entity types and jurisdictions of formation. Seller has made available to the Purchaser complete and correct copies of the governing documents of each Transferred Entity, each as amended, supplemented or otherwise modified through and including the date hereof.

Section 3.02 Capitalization of the Transferred Entities. The Equity Interests are duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable, and are owned beneficially and of record by the entities set forth on Annex A, free and clear of all Liens, except restrictions on transfer under applicable securities Laws and this Agreement. Seller, or the applicable Transferred Entity set forth on Annex A, has good and marketable title to all of the Equity Interests of each of the Transferred Entities. Except for the Equity Interests and any interest held by a Transferred Entity, there are no shares of common stock or preferred stock, units, membership interests, or other equity securities of any Transferred Entity issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock or equity appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other equity securities of any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of any Transferred Entity, and no securities evidencing such rights are issued or outstanding. None of the Transferred Entities has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the equity holders of such Transferred Entity on any matter. None of the Transferred Entities directly or indirectly owns any equity securities or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity securities or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity other than in another Transferred Entity as set forth on Annex A. None of the Transferred Entities are subject to any obligation or requirement to provide funds for or to make any investment (including in the form of a loan or capital contribution) in any Person.

Section 3.03 Authority Relative to this Agreement. Seller has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, and such action has been duly and validly authorized by all necessary corporate action on the part of Seller’s shareholders or board of directors. No vote or other approval of the board of directors or equity holders of Seller or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement or the other Transaction Agreements or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, whether by reason of applicable Law, the organizational documents of Seller or its Affiliates, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).

Section 3.04 Consents and Approvals; No Violations.

(a) Except as set forth on Section 3.04 of the Seller Disclosure Schedule, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller for the execution, delivery and performance by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby, except (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with any Permits relating to the Business, or (iii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure of which to make or obtain would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business.

(b) Assuming compliance with the items listed on Section 3.04 of the Seller Disclosure Schedule and described in clauses (i) through (iii) of Section 3.04(a), neither the execution, delivery and performance of this Agreement or the other Transaction Agreements by Seller nor the consummation by Seller of the transactions contemplated hereby and thereby, shall (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws or limited liability company operating agreement (or similar governing documents) of Seller or any Transferred Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Seller or any of the Transferred Entities is a party or to which any of the assets or properties of Seller or the Transferred Entities is subject, or (iii) violate any Law applicable to Seller, any Transferred Entity or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business.

Section 3.05 Books and Records. The books, records and accounts of the Transferred Entities (a) are in all material respects true, complete and correct and (b) have been maintained in the ordinary course of business consistent with past practice in all respects and in accordance with applicable Laws. The books, records and accounts of the Transferred Entities have at all times accurately and fairly reflected, in reasonable detail, the transactions and dispositions of its funds and assets. There have never been any false or fictitious entries made in the books, records or accounts of the Transferred Entities relating to any illegal payment or secret or unrecorded fund, and the Transferred Entities have never established or maintained a secret or unrecorded fund. Seller has provided to Purchaser complete and correct copies of the minute books of the Transferred Entities, which contain complete and correct copies of all minutes of meetings of and actions by the shareholder(s), director(s), member(s) or manager(s) of the Transferred Entities, as applicable, and which accurately reflect all corporate actions of the Transferred Entities that are required by Law or the governing documents of such Transferred Entity to be passed upon by the shareholder(s), director(s), member(s) or manager(s) of such Transferred Entity.

Section 3.06 Financial Information; Liabilities.

(a) Section 3.06(a) of the Seller Disclosure Schedule sets forth, with respect to the Transferred Entities, the trial balances for the fiscal years ended December 31, 2020 and December 31, 2021 and for the three (3)-month period ended March 31, 2022 (such unaudited financial information, together with any notes thereto, the “Business Financial Information”). The Business Financial Information (x) was prepared in accordance with GAAP consistently applied throughout the periods involved, except that footnotes are omitted and as otherwise noted therein or as set forth in Section 3.06(a) of the Seller Disclosure Schedule, and (y) presents fairly, in all material respects, the results of operations of the Transferred Entities, on a consolidated basis, for each line item presented, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring fiscal year-end adjustments; provided that the Business Financial Information and the foregoing representations and warranties are qualified by (i) the disclosures relating to the basis of presentation set forth in Section 3.06 of the Seller Disclosure Schedule and (ii) the fact that (A) the Transferred Entities have not operated on a separate standalone basis and have historically been reported within Seller’s consolidated financial statements, and (B) the Business Financial Information is not necessarily indicative of what the results of operations of the Business or all or any of the Transferred Entities may be in the future.

(b) There are no Liabilities or obligations of the Business or the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, other than those that (i) are reflected in the Business Financial Information or in the determination of Working Capital, (ii) have been incurred in the ordinary course of business consistent with past practice since January 31, 2022, none of which relates to a breach of any Business Material Contract, Permit or Law, (iii) have been incurred in connection with this Agreement and the transactions contemplated hereby, or (iv) are not material, individually or in the aggregate, to the Business or the Transferred Entities, taken as a whole.

(c) Section 3.06(c) of the Seller Disclosure Schedule sets forth a list of all outstanding Indebtedness of the Transferred Entities as of the date hereof, including descriptions of the obligors and obligees, principal amounts outstanding, any guarantees thereof, and if such Indebtedness is secured by a Lien, a description of the property subject to such Lien. As of the Closing, the Transferred Entities will not have any Indebtedness.

Section 3.07 Absence of Certain Changes or Events. Except as contemplated by this Agreement, (a) since December 31, 2021 and through the date of this Agreement, the Business has been operated in the ordinary course of business consistent with past practice in all material respects; (b) since December 31, 2021, there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect; and (c) except as set forth in Section 3.07(c) of the Seller Disclosure Schedule, since December 31, 2021, neither Seller nor any Transferred Entity has taken any action that, if taken after the date hereof and prior to the Closing, would constitute a violation of the covenants and restrictions set forth in Section 5.04 hereto.

Section 3.08 Litigation. As of the date of this Agreement, and since the date that is two (2) years prior to the date hereof, (a) there is and has been no Action pending or, to the Knowledge of Seller, threatened against Seller, its Affiliates or any Transferred Entity arising out of or relating to the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business, taken as whole, and (b) no Transferred Entity (nor Seller or any of its Subsidiaries (other than the Transferred Entities) solely with respect to the Business) is or has been subject to any outstanding Order, except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business.

Section 3.09 Compliance with Laws. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business, (a) none of the Transferred Entities are, or since the date that is two (2) years prior to the date hereof have been, in violation of any Laws or Orders issued by a Governmental Entity and (b) since the date that is two (2) years prior to the date hereof, none of Seller or any of its Affiliates, including the Transferred Entities, have received any written notice alleging any such violation in connection with the Business.

Section 3.10 Permits. Section 3.10 of the Seller Disclosure Schedule sets forth a complete and accurate list of all Permits necessary for the conduct of the Business as conducted on the date hereof (the “Transferred Entity Permits”), other than those as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business. The Transferred Entities hold and maintain all of the Transferred Entity Permits, except for failures to hold such Transferred Entity Permits that would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business. Except where the failure to so comply would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business, taken as a whole, (a) the Transferred Entities are, and since the date that is two (2) years prior to the date hereof have been, in compliance with the terms of the Transferred Entity Permits and no condition exists that with notice or lapse of time or both would constitute a default under, any Transferred Entity Permit and (b) each such Transferred Entity Permit is valid, subsisting and in full force and effect, and will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

Section 3.11 Real Property.

(a) No Transferred Entity owns, or has ever owned, any real property. Section 3.11(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, that is complete and accurate in all material respects of the real property that is leased or subleased by any Transferred Entity as lessee or sublessee as the case may be other than Assigned Non-Business Leases (the “Business Leased Real Property”). Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, each of the Transferred Entities, as applicable, has, or as of immediately prior to the Closing shall have, a valid leasehold or subleasehold interest in the Business Leased Real Property leased or subleased by it, in each case, free and clear of all Liens, except Permitted Liens. The use and occupancy of the Business Leased Real Property by the Transferred Entities complies in all material respects with applicable Law. The Business Leased Real Property constitutes all the material real property necessary to conduct the Business in substantially the same manner in all material respects as conducted as of the Closing.

(b) All leases and subleases for the Business Leased Real Property are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole. Neither Seller nor any Transferred Entity nor, to the Knowledge of Seller, any counterparty under any such lease or sublease for the Business Leased Real Property is in material breach or material default under any such lease or sublease, and, to the Knowledge of Seller, no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both would constitute a material breach of such lease or sublease. With respect to each lease or sublease for the Business Leased Real Property, except as set forth in Section 3.11(b) of the Seller Disclosure Schedule (i) the tenant’s or lessee’s interest under the lease or sublease is held by one of the Transferred Entities and has not been assigned or otherwise encumbered (other than with respect to Permitted Liens), (ii) no party to any such lease or sublease has exercised any termination rights with respect thereto, and (iii) no Person other than one of the Transferred Entities has the right to occupy the Business Leased Real Property.

Section 3.12 Assets Other Than Real Property Interests. The Transferred Entities have good and marketable title to, or a valid and enforceable leasehold interest in, all of the material personal properties and assets used in the Business or otherwise owned by the Transferred Entities (including all personal properties), and Seller or its applicable Affiliate has good and marketable title to each of the other Purchased Assets, in each case free and clear of all Liens, except Permitted Liens (the “Assets”). All of the Assets are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

Section 3.13 Taxes.

(a) All income and other material Tax Returns required to be filed by, or with respect to, any Transferred Entity have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete.

(b) All income and other material Taxes required to be paid by or with respect to any Transferred Entity (whether or not shown as due on any Tax Return) have been duly and timely paid or shall be duly and timely paid by the due date thereof.

(c) No material Tax Proceeding with respect to any Taxes of the Transferred Entities is currently pending or, to the Knowledge of Seller, being threatened in writing.

(d) Each of the Transferred Entities has complied with all applicable Laws relating to the collection and withholding of Taxes in all material respects.

(e) There are no outstanding material agreements or waivers extending the statutory period of limitations applicable to any Taxes of or with respect to, or Tax Returns required to be filed by or with respect to, the Transferred Entities.

(f) Section 3.13(f) of the Seller Disclosure Schedule sets forth the entity classification for U.S. federal income tax purposes of each Transferred Entity, as of the date hereof and as of the Closing, and any applicable entity classification elections.

(g) There are no Liens for Taxes upon the Equity Interests, the other Purchaser Assets or any of the assets of the Transferred Entities, other than Permitted Liens.

(h) As of the Closing, (1) none of the Transferred Entities will be a party to any Tax sharing, Tax allocation or Tax indemnification agreement, and (2) no Transferred Entity has any liability for Taxes of another Person (except, with respect to clause (2), for liabilities under Treasury Regulation Section 1.1502-6 or analogous or similar provisions of state or local Law pertaining to an affiliated, combined, unitary or similar Tax group of which such Transferred Entity is currently a part, and except, with respect to clauses (1) and (2), for agreements, and liabilities pursuant to any agreement or arrangement, exclusively between or among the Transferred Entities or constituting or pursuant to any agreement the primary subject of which is not Taxes).

(i) No unresolved claim has been made in writing by any taxing authority in any jurisdiction where a Transferred Entity does not file a Tax Return stating that such entity (or its owner in the case of a disregarded entity) is subject to taxation by that jurisdiction for material Taxes that would be covered by or the subject of such Tax Return.

(j) None of the Transferred Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

Section 3.14 Environmental Matters.

(a) Seller and the Transferred Entities conduct (and since the date that is two (2) years prior to the date hereof, have conducted) their businesses in compliance with all Environmental Laws, and the Transferred Entities and possess and are in compliance with all Permits required under or relating to any material Environmental Law for the operation of the Business as currently conducted except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business.

(b) To the Knowledge of Seller, there are (and since the date that is two (2) years prior to the date hereof, there have been) no releases of Hazardous Substances at, on, under or from any Business Leased Real Property or any other real property formerly owned or leased by Seller or any Transferred Entity in connection with the operation of the Business, and there are no other conditions existing currently on any Business Leased Real Property or on any other real property formerly owned or leased by any Transferred Entity that would reasonably be expected to give rise to any Liability under any Environmental Law.

(c) There is no Action pending or, to the Knowledge of Seller, threatened in writing against the Transferred Entities relating to any violation, or alleged violation, of any Environmental Law, nor has any Transferred Entity since the date that is two (2) years prior to the date hereof agreed to, or been required to, investigate, remediate, self-report, indemnify, assume or otherwise take responsibility for any violation, or alleged violation, of any Environmental Law.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Seller Disclosure Schedule sets forth as of the date of this Agreement a list of the following Contracts (other than intercompany agreements, purchase orders and invoices) to which any of the Transferred Entities is a party or by which any of their respective properties or assets or any of the other Purchased Assets are bound (the “Business Material Contracts”):

(i) any Contract pursuant to which (A) the Business purchased during the fiscal year ended December 31, 2021 or (B) Seller reasonably expects the Business to purchase during the current fiscal year, at least three hundred thousand dollars ($300,000) of goods and/or services;

(ii) any Contract pursuant to which (A) the Business sold during the fiscal year ended December 31, 2021 or (B) Seller reasonably expects the Business to sell during the current fiscal year, at least three hundred thousand dollars ($300,000) of goods and/or services;

(iii) any Contract committing the Business or any Transferred Entity to any future capital expenditures or capital investments in excess of five hundred thousand dollars ($500,000);

(iv) any Contract pursuant to which (A) any Transferred Entity licenses Intellectual Property from a third party, other than (x) non-exclusive end user licenses of commercially-available Software with an annual fee of less than one hundred thousand dollars ($100,000) and (y) any non-exclusive license that is merely incidental to the transaction contemplated in the contract or agreement in which such license is granted, the primary commercial purpose of which is something other than the licensing of Intellectual Property; or (B) any Transferred Entity licenses Intellectual Property to a third party, other than non-exclusive licenses granted to customers in the ordinary course of business, and non-exclusive licenses that are merely incidental to the transaction contemplated in the contract or agreement in which such license is granted, the primary commercial purpose of which is something other than the licensing of Intellectual Property;

(v) any Contract that (A) limits or impairs the ability of the Transferred Entities to compete in any line of business or with any Person or in any geographic area (including through non-compete, exclusivity or “most- favored nation” provisions); (B) limits or impairs the ability of the Transferred Entities to hire or solicit any Person; (C) grants any other Person any right of first refusal, right of first notice or right of first negotiation; or (D) provides for minimum or guaranteed purchases or payments or is a “take-or-pay” Contract;

(vi) any Contract (A) granting exclusive rights to purchase, license, distribute, market, sell, support, make available or deliver any product or service; or (B) otherwise contemplating an exclusive relationship between any Transferred Entity and any other Person, including any exclusive supply Contract;

(vii) any Contract that following the Closing would or would purport to require any existing or future Affiliates of the Transferred Entities to grant to any Person (or to be bound by) any license, right or covenant not to sue;

(viii) any sales representative, agency, franchise, distribution, or reseller Contract;

(ix) any Contract that relates to a joint venture, partnership, joint development, joint marketing or similar arrangement with any other Person;

(x) any Contract (and any related instruments) related to the incurrence of Indebtedness;

(xi) any Contract that grants or imposes any Lien (other than Permitted Liens) on the material property, plant or equipment of the Transferred Entities, the Business, the Business Leased Real Property, or any other Purchased Assets;

(xii) any Contract with a Governmental Entity, other than Permits;

(xiii) any Contract with a Significant Supplier;

(xiv) any collective bargaining agreements or other Contracts with any labor organization, union or association, works council, economic committee or similar employee representative body;

(xv) any Contract involving the sale or purchase of material assets or properties (including capital stock) of any Person other than in the ordinary course of business, or a merger, consolidation, business combination or similar extraordinary transaction, under which the Transferred Entities have any remaining right, obligation or liability;

(xvi) any Contract that involves the resolution or settlement of any Action that has not been fully performed by the Transferred Entities or imposes any continuing obligations on the Transferred Entities;

(xvii) any Contracts providing for any change-in-control payments, success fees, bonuses, compensation, severance, or other payments to Subject Employees or other Persons that are triggered or accelerated by the transactions contemplated by this Agreement, regardless of whether such payments are made prior to, at, or following the Closing; and

(xviii) any Contract, other than as set forth in the foregoing clauses (i) through (xviii), which expressly provides for future payments to or from any Transferred Entity in excess of five hundred thousand dollars ($500,000) over the term of such Contract.

(b) Correct and complete copies of all Business Material Contracts, including all amendments, modifications and supplements thereto, have been made available to Purchaser. Each Business Material Contract is a legal, valid and binding obligation and is enforceable in accordance with its terms with respect to the applicable Transferred Entities and, to the Knowledge of Seller, each other party to such Business Material Contracts, in each case, except for the Enforceability Exceptions. There is no existing default or breach on the part of the applicable Transferred Entities or other Seller Group party, or, to the Knowledge of Seller, on the part of any other party, and to the Knowledge of Seller, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a default or breach by a Transferred Entity or other Seller Group party under any Business Material Contract or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of such Business Material Contract, in each case that, individually or in the aggregate, would be material to the Transferred Entities or the Business. To the Knowledge of Seller, there is no existing default or breach and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a default or breach by any party other than a Transferred Entity or Seller Group party under any Business Material Contract, or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of such Business Material Contract.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Seller Disclosure Schedule sets forth a true and complete list as of the date hereof of (i) all Patents, registered Marks, registered Copyrights and domain name registrations, including applications therefor, (1) owned or purported to be owned by the Transferred Entities, or (2) owned or purported to be owned by the Seller Group and used by the Transferred Entities (each of (1) and (2), the “Registered Business Intellectual Property”), including, for each item, as applicable, the owner, jurisdiction, application, registration or serial number and any payments, filings or other actions that must be taken within ninety (90) days after the date hereof to preserve the Registered Business Intellectual Property. Each registration, filing, issuance and/or application in respect of each item of Registered Business Intellectual Property: (1) has not lapsed or been abandoned or canceled; and (2) has been maintained effective by the completion of all requisite filings, renewals and payments due for completion as of the date of this Agreement and as of the Closing.

(b) (i) All Intellectual Property owned or purported to be owned by the Transferred Entities is owned exclusively by the Transferred Entities, free and clear of any Liens other than Permitted Liens, (ii) all Intellectual Property included in the Shared Material is owned exclusively by the Seller or its applicable Affiliate (except for and until the joint ownership contemplated by the Shared Material Assignment Agreement), free and clear of any Liens other than Permitted Liens, and (iii) as of the date hereof, all Intellectual Property owned or purported to be owned by Seller or its applicable Affiliate and contemplated to be transferred to the Transferred Entities pursuant to Section 5.20 is owned exclusively by Seller or its applicable Affiliate, free and clear of any Liens other than Permitted Liens, and as of the Closing, all such Intellectual Property will be owned exclusively by the Transferred Entities (other than as specified in or provided for in the Shared Material Assignment Agreement), free and clear of any Liens other than Permitted Liens. The “Business Intellectual Property” mean all Intellectual Property set forth in Section 3.16(b)(i)-(iii) above. The Business Intellectual Property is subsisting and is valid and enforceable. No Action is pending, or is threatened in writing, or to the Knowledge of Seller is otherwise threatened, that challenges the validity, enforceability, registration, ownership or use of the Business Intellectual Property.

(c) Neither any Transferred Entity nor the conduct of the Business, as currently conducted and currently proposed to be conducted, does currently or has in the past three (3) years (i) infringed, misappropriated, misused, diluted, violated or otherwise conflicted with the Intellectual Property of any other Person; or (ii) constituted unfair competition or trade practices under the laws of any relevant jurisdiction. There is no Action pending or threatened in writing, or to the Seller’s Knowledge otherwise threatened, against any Transferred Entity alleging any such infringement, misappropriation, misuse, dilution, violation or other conflict, or unfair competition or trade practices.

(d) To the Knowledge of Seller, no third party is infringing, misappropriating or violating any Business Intellectual Property. In the prior three (3) years, no Transferred Entity, no any of Seller Group or its Affiliates, has made any claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Business Intellectual Property, or has entered into any Contract granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Business Intellectual Property.

(e) At the Closing, (i) taking into account the rights and services to be made available, licensed or assigned pursuant to the Transition Services Agreement and the Shared Material Assignment Agreement, and (ii) assuming all third-party consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and listed on Section 3.16(e) of the Seller Disclosure Schedule, the Transferred Entities shall own, or have the right to use, all Intellectual Property necessary to conduct the Business in substantially the same manner as conducted immediately prior to the Closing.

(f) (i) All Business Intellectual Property is freely transferable and assignable without restriction and without payment of any kind to any third Person and (ii) Seller has not assigned or otherwise removed from the Transferred Entities any Intellectual Property since January 1, 2022.

(g) No Software included in the Business Intellectual Property contains software or other material that is distributed as “free software,” “open source software,” “copyleft software,” or under similar licensing or distribution terms (including but not limited to software licensed under the terms of the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and Apache License) that, as used, modified, integrated, bundled, or distributed by any Transferred Entity: (i) requires or conditions the use or distribution of such Software that constitutes Business Intellectual Property on the disclosure, licensing or distribution of any source code for any portion of such Software; or (ii) otherwise imposes an obligation on any Transferred Entity to distribute any Software that constitutes Business Intellectual Property on a royalty-free basis. To the Knowledge of the Seller, no Software included in the Business Intellectual Property contains any Contaminants or any material defect or bug, or any material programming, design or documentation error.

(h) None of the source code for any Software included in the Business Intellectual Property has been licensed or provided to, or used or accessed by, any Person other than employees, consultants and contractors of a Transferred Entity who have confidentiality obligations with respect to such source code. Neither Seller Group nor any Transferred Entity or Affiliate is a party to any source code escrow Contract or other Contract that has required, or may require, Software included in the Business Intellectual Property to be deposited into a source code escrow.

(i) Other than officers who are a party to an employment agreement, Seller Group has not required its employees to execute a proprietary rights agreement. To the Knowledge of Seller Parent, no Person has asserted, and no Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Business Intellectual Property.

(j) The Transferred Entities have taken commercially reasonable steps to protect and maintain any Trade Secrets included in the Business Intellectual Property. To the Knowledge of Seller, there are no unauthorized uses or disclosures of any such Trade Secrets. Neither the Transferred Entities nor the Seller Group or its Affiliates have disclosed any Trade Secrets included in the Business Intellectual Property to any third party other than pursuant to appropriate written non-disclosure agreements that, to the Knowledge of the Seller, have not been breached.

(k) Neither the execution nor delivery of this Agreement, or its performance or the consummation of the transactions contemplated by this Agreement, will: (i) result in the loss or impairment of any right of the Transferred Entities to own, use, practice or otherwise exploit any Business Intellectual Property or any Intellectual Property licensed to any Transferred Entity; or (ii) pursuant to any Contract to which any Transferred Entity, or Seller Group or its Affiliates is a party or otherwise bound, result (or purport to result) in the transfer or grant to any Person of any ownership interest, license, covenant, or other right or interest with respect to any Business Intellectual Property (other than to Purchaser), or any Intellectual Property of Purchaser or its Affiliates.

(l) (1) All information technology and computer systems and services (including Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, owned, licensed, leased or controlled by any Transferred Entity and used in the conduct of Business as currently conducted (collectively, “Business IT Systems”) (i) are in good working condition and have been properly maintained, stored, operated and processed by technically competent personnel, in accordance with commercially reasonable standards to ensure proper operation, monitoring and use; (ii) perform in all material respects in accordance with their documentation and functional specifications; and (iii) to the Knowledge of Seller, do not contain any Contaminants; and (2) the Transferred Entities have commercially reasonable disaster recovery plans, procedures and facilities for their business and have taken commercially reasonable steps to safeguard the Business IT Systems.

(m) No Transferred Entity has experienced within the past two (2) years any material disruption to, or material interruption in, its conduct of the Business attributable to a material defect, bug, breakdown, cyber or security breach or other material failure or deficiency of any Business IT System. Each Transferred Entity has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of the Business without material disruption to, or material interruption in, the conduct of the Business.

(n) Section 3.16(n) of the Seller Disclosure Schedule contains a true, correct and complete list of all Social Media Accounts that are used, operated or maintained by or on behalf of the Business. Section 3.16(n) of the Seller Disclosure Schedule also lists, for each such Social Media Account, any user name(s), handle(s), and other identifiers registered or used by or for the Business with respect to such Social Media Account (collectively, “Social Media Account Names”). All use of the Social Media Accounts by or on behalf of the Business complies with and has complied with all terms and conditions and other Contracts applicable to such Social Media Accounts. The Transferred Entities, and not any employee or contractor or any of Seller Group or its Affiliates, owns and controls the Social Media Accounts and Social Media Account Names. All employees and contractors are required to relinquish to the Transferred Entities all Social Media Account names, passwords, and other log-in information for the Social Media Accounts upon termination of employment or engagement or at any other time upon the Transferred Entities’ request.

Section 3.17 Privacy Laws.

(a) The Transferred Entities (i) maintain, and for the last two (2) years have maintained, a policy that governs the collection, use, storage, retention, disclosure and disposal of Personal Information in connection with the Business (“Privacy Policy”), (ii) comply, and for the last two (2) years have complied, in all material respects with the then in effect Privacy Policy, internal privacy and information security policies and guidelines, all privacy- and information security-related communications from the Transferred Entities to customers of the Business (whether sent by Transferred Entities directly or through a third-party mechanism), and all materials distributed or marketed by or on behalf of the Transferred Entities that relate to or contain representations about the Transferred Entities’ privacy or information security practices or policies; and (iii) provide, and for the last two (2) years have provided, notice of the Privacy Policy, including on all websites and mobile device applications related to the Business in a manner compliant with applicable Privacy Laws. Each Privacy Policy of the Transferred Entities in the prior two (2) years: (A) has complied and does comply with all applicable Privacy Laws; (B) has been and currently is accurate and complete; and (C) has not contained and does not contain any omissions of the Transferred Entities’ privacy practices or practices governing the collection, use, storage, retention, disclosure, registration with Governmental Entities and disposal of Personal Information. None of the contractual commitments of the Transferred Entities conflict in any way with its Privacy Policy or with the Security Practices (as defined below) or with applicable Privacy Laws.

(b) The Transferred Entities comply, and for the last two (2) years have complied, in all material respects with all applicable Privacy Laws, self-regulatory guidelines, and interpretations, including relating to (i) the privacy of users of (including Internet and mobile device application users who view or interact with) the Business Offerings and all of the websites and mobile device applications related to the Business and (ii) the collection, receipt of data subjects’ consents, use, storage, retention, disclosure, security, transfer (including cross-border transfer) or disposal of any Personal Information collected by Transferred Entities or by third parties acting on behalf of the Transferred Entities or having authorized access to the records of the Transferred Entities.

(c) The Transferred Entities contractually require, and for the last two (2) years have required (in a form and manner that complies with applicable Privacy Laws) all third parties, including vendors, affiliates and third parties, providing services to the Transferred Entities or the Business that have access to or receive Personal Information from or on behalf of the Transferred Entities to comply with its applicable obligations under or pursuant to all applicable Privacy Laws, to not use or disclose such Personal Information or other Business Data other than to provide the contracted-for services to the Transferred Entities or the Business, and to take commercially reasonable steps, including all legally required steps and including those required pursuant to applicable Privacy Laws with respect to data security and outsourcing, to ensure that all such Personal Information and other Business Data in such third parties’ possession or control is protected against damage, loss and unauthorized access, acquisition, use, modification, disclosure or other misuse or harm.

(d) The Transferred Entities comply and at all times in the prior two (2) years have complied with the Payment Card Industry Data Security Standards (“PCI DSS”), as applicable, with respect to any payment card data that the Transferred Entities have collected or handled in connection with the Business. To the Knowledge of the Seller, any third party that processes payment card data on behalf of the Transferred Entities or the Business complies and, at all times that it has processed payment card data on behalf of the Transferred Entities or the Business, has complied with the PCI DSS, as applicable.

(e) In the prior two (2) years, no Actions have been asserted or are threatened in writing or, to the Knowledge of Seller, in any other form against the Transferred Entities or otherwise in connection with the Business by any Person alleging a violation of any Person’s privacy, personal or confidentiality rights, and there are no facts or circumstances which would form the basis for any such violation, in each case, including with respect to any and all Personal Information and other Business Data to which the Transferred Entities have had access or otherwise collected or handled or that is handled by third parties acting on the behalf of the Transferred Entities. The Transferred Entities are not subject to any contractual requirements or other legal obligation that, following the Closing, would prohibit Transferred Entities from receiving or using Personal Information or other Business Data in the manner in which the Transferred Entities receive and use such Personal Information and other Business Data prior to the Closing.

(f) The Transferred Entities have implemented and maintained a comprehensive written security plan which implements and monitors industry standard administrative, technical and physical safeguards designed to ensure that Personal Information and other Business Data (collectively, “Protected Information”) within the possession or control of the Transferred Entities is protected against loss, damage, unauthorized access, unauthorized use, unauthorized modification, unauthorized disclosure or other misuse (such plans, collectively, the “Security Practices”). The Security Practices of the Transferred Entities conform, and for the last two (2) years have conformed, in all material respects with (i) any public statements made by the Transferred Entities regarding the Transferred Entities’ information security practices, and (ii) all of the Transferred Entities’ material contractual commitments, including contractual commitments to payment card networks, issuers and acquirers. There has been no material breach, destruction, loss, damage, alteration, unauthorized access to, unauthorized acquisition of or material unauthorized disclosure or misuse of Protected Information owned or controlled by, or on behalf of, the Transferred Entities.

Section 3.18 Benefit Plans.

(a) Section 3.18(a) of the Seller Disclosure Schedule sets forth a list, as of the date of this Agreement, of each Benefit Plan and separately identifies each Benefit Plan that is a Transferred Entity Benefit Plan. The Transferred Entities have no agreement, commitment, or obligation to create, enter into or contribute to any plan, policy or agreement that would be constitute a Benefit Plan, or to modify or amend any existing Transferred Entity Benefit Plan.

(b) With respect to each material Transferred Entity Benefit Plan, Seller has made available to Purchaser the written document evidencing such Transferred Entity Benefit Plan (or, to the extent such plan is unwritten, an accurate description, including all material terms thereof), and, to the extent applicable: (i) any contractual obligations relating to any Transferred Entity Benefit Plan, including all trust agreements, insurance or annuity contracts, investment management agreements, record keeping agreements, and other documents or instruments related thereto, (ii) the most recent IRS determination letter, opinion letter, or advisory letter, (iii) any summary plan description and other written communications (or a description of any oral communications) by the Transferred Entities to the Transferred Entities’ employees concerning the extent of the benefits provided under an Transferred Entity Benefit Plan, (iv) for the three most recent years, as applicable (A) the Form 5500 and attached schedules and non-discrimination testing results and other compliance testing results, and (v) all material written correspondence relating to any audit, investigation, or correction associated with any Transferred Entity Benefit Plan. Any Transferred Entity Benefit Plan intended to be qualified under Section 401(a) of the

Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable IRS regulations or pronouncements in which to apply for such determination letter, and to make any amendments necessary to obtain a favorable determination, or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. To the Knowledge of Seller, nothing has occurred since the issuance of a determination letter or opinion letter that would reasonably be expected to cause the loss of the tax-qualified status of any Transferred Entity Benefit Plan subject to Section 401(a) of the Code.

(c) Each Transferred Entity Benefit Plan has been operated in material compliance with its terms and applicable Law; and all contributions, premiums and expenses required to be made by Law or by the terms of a Transferred Entity Benefit Plan have been timely made or accrued. There is not now, nor, to the Knowledge of Seller, do any circumstances exist that could reasonably be expected to give rise to, any requirement for the posting of security with respect to any Transferred Entity Benefit Plan or the imposition of any lien on the assets of any Transferred Entity under ERISA or the Code. To the Knowledge of Seller, none of the Transferred Entities have engaged in a transaction with respect to any applicable Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject the Transferred Entities to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Each Transferred Entity Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) unfunded.

(d) (i) No Transferred Entity Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Transferred Entities nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; (iii) none of the Transferred Entities nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full; and (iv) no Transferred Entity Benefit Plan is subject to Title IV or Section 302 of ERISA or to Sections 412 or 430 of the Code. “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(e) There does not exist, nor, to the Knowledge of Seller, do any circumstances exist that could reasonably be expected to result in, any material Controlled Group Liability that would be a material liability of the Transferred Entities following the Closing. Without limiting the generality of the foregoing, neither the Transferred Entities nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, (v) as a result of a failure to comply with the group health care coverage requirements of sections 4980D or 4890H of the Code and (vi) under corresponding or similar provisions of foreign Laws or regulations.

(f) None of the Transferred Entities has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or similar applicable Law. Each of the Transferred Entities has reserved the right to amend, terminate or modify at any time all Transferred Entity Benefit Plans, if any, providing for post-retirement welfare benefits.

(g) The Transferred Entities and the ERISA Affiliates are in compliance in all material respects with the applicable requirements of Section 601 of ERISA, COBRA, the applicable provisions of the Health Insurance Portability and Accountability Act of 1986 and the Patient Protection and Affordable Care Act. The Transferred Entities are not subject to any material liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation.

(h) Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has been operated in compliance with, and is in documentary compliance with, Section 409A and Section 457A of the Code and IRS regulations and guidance thereunder. No compensation payable by any Transferred Entity has been reported as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code, and no arrangement exists with respect to a nonqualified deferred compensation plan that would result in income inclusion under Section 409A(b) of the Code.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with any other event or events, will (i) result in any payment (including, without limitation, severance, change in control, forgiveness of indebtedness or otherwise) becoming due under any Benefit Plan, whether or not such payment is contingent, (ii) increase any payments or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any equity awards, whether or not contingent, (iv) require the funding of any trust or other funding vehicle or (v) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that would not be deductible under Section 280G of the Code. As of the Closing, No Benefit Plan provides for the gross-up or reimbursement of Taxes to any Subject Employee under Section 4999, 409A or 457A of the Code, or otherwise.

(j) The terms of each Transferred Entity Benefit Plan permit the Transferred Entities to amend and terminate such Transferred Entity Benefit Plan at any time and for any reason without Liability (other than routine administrative costs in the ordinary course of business and consistent with past practice).

Section 3.19 Labor Matters.

(a) Section 3.19(a) of the Seller Disclosure Schedule sets forth the (i) name, (ii) hiring date, (iii) title, (iv) status (full-time or part-time employee status), (v) work location, (vi) employing entity, (vii) basis for work authorization (citizenship or immigration status, including visa information, if applicable), (viii) annual salary or applicable base wages, (ix) exemption status, (x) any commission and bonus opportunities (target, maximum and any amounts paid in respect of the current and immediately preceding calendar years), (xi) any contractual or statutory severance obligations, (xii) any leave status and applicable return to work date, and (xiii) accrued but unpaid vacation or other applicable paid time off balances, of each employee of the Transferred Entities and each other Business Employee (collectively, the “Subject Employees”) as of a date that is not more than three (3) days prior to the date of this Agreement.

(b) Section 3.19(b) of the Seller Disclosure Schedule sets forth all Persons that have within the past one (1) year had a contracting, consulting, advisory, or similar relationship with the Transferred Entities, or with Seller or an Affiliate thereof and primarily related to the Business, including: (i) the name of such service provider, (ii) the engaging entity, (iii) termination date (if any), (iv) a description of services, (v) the affiliated third-party entity (if applicable), (vi) any pay arrangement or other compensation for services, (vii) any prior dates of service (if applicable), and (vii) the location of services. Seller has made available to Purchaser an accurate and complete copy of each material Contract with each such Person under which any Transferred Entity has any ongoing obligation or Liability.

(c) (i) no Transferred Entity has recognized or agreed to recognize any labor union or other collective bargaining representative, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any Subject Employees in connection with such employment, (ii) no Transferred Entity is or has been a party to or bound by any collective bargaining agreement applicable to any Subject Employee and no collective bargaining agreements are being negotiated in connection with such employment, (iii) to the Knowledge of Seller, no works council, economic committee or any other form of employee representative body exists or has existed at any Transferred Entity, (iv) there is no labor strike or labor dispute, slow down, lockout or stoppage actually pending or, to the Knowledge of Seller, threatened against the Transferred Entities, and in the last two (2) years, the Transferred Entities have not experienced any labor strikes or material labor disputes, slowdowns, lockouts or stoppages, (v) no Transferred Entity is or has engaged in any unfair labor practices, and, in the last two (2) years, no unfair labor practice charges or complaints before any Governmental Entity are has been pending or, to the Knowledge of the Seller, threatened against any Transferred Entity and (vi) to the Knowledge of Seller, no labor union or other collective bargaining representative claims to or is seeking to represent any Subject Employees and no union organizational campaign or representation petition is currently pending with respect to any Subject Employees.

(d) Except as would not adversely affect the Transferred Entities or the Business in any material respect, to the Knowledge of Seller, the Transferred Entities (and the Seller and its Affiliates in relation to the Subject Employees) are and, in the last two (2) years, have been in compliance with all Labor Laws, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wage and hour, overtime, classification as exempt and non-exempt, meals and rest breaks, occupational safety and health, drug testing, employee whistle-blowing, immigration, employee privacy, disability and accommodations, pay equity, background checks, leaves of absence, disability accommodations, paid sick leave and vacation, employment practices and classification of employees, consultants and independent contractors, and all applicable orders issued by a Governmental Entity relating to COVID-19. No Transferred Entity (nor the Seller and its Affiliates in relation to the Subject Employees) has received any notice of intent by any Governmental Entity responsible for the enforcement of Labor Laws to conduct an investigation relating to any Transferred Entity, and to the Knowledge of Seller no such investigation is in progress. All natural persons characterized and treated by Transferred Entities as consultants or independent contractors of the Transferred Entities are properly treated as independent contractors in all material respects under all applicable Labor Laws. All Subject Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour Labor Laws are properly classified as exempt. As of the date hereof, all compensation payable to all Subject Employees, independent contractors, or consultants of the Transferred Entities that are required to be paid, or would otherwise be paid in the ordinary course of business, on or before the date of this Agreement have been paid in full and there are no outstanding agreements, understandings, or commitments of the Transferred Entities regarding any compensation, wages, commissions, bonuses, or fees, except those agreements, understandings, or commitments entered into in the ordinary course of business.

(e) In the last three (3) years, there have not been any plant closings, mass layoffs or other terminations of employees which would reasonably be expected to create any obligations upon or liabilities for the Transferred Entities under the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), or similar laws. Seller and the Transferred Entities have no plans as of the date hereof to undertake any action in respect of the Subject Employees that would trigger the WARN Act or any applicable mini-WARN Act.

(f) The Transferred Entities are not parties to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. The Transferred Entities have not received any notice of intent by any Governmental Entity responsible for the enforcement of Labor Laws to conduct an investigation relating to any Transferred Entity and, to the Knowledge of the Seller, no such investigation is in progress. There are no Actions against the Transferred Entities pending, or to the Knowledge of the Seller, threatened to be brought or filed in, by, or with any court, Governmental Entity, or arbitral forum in connection with the employment of any current or former applicant, employee, consultant, or independent contractor of the Transferred Entities. The Transferred Entities have maintained workers’ compensation insurance at all times required by Law.

(g) To the Knowledge of Seller, in the past two (2) years, there have been no material allegations of sexual harassment or sexual misconduct involving the Subject Employees or any current or former director, officer, manager or employee of the Transferred Entities. In the past two (2) years, neither Seller nor any Transferred Entity has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by the Subject Employees or any current or former director, officer, manger or employee of the Transferred Entities.

(h) To the Knowledge of Seller, none of the Subject Employees are subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar contracts in conflict with the Business. Neither Seller nor any Transferred Entity has received any written notice alleging that any violation of any such contracts has occurred.

(i) To the Knowledge of Seller, all Subject Employees and other employees of the Transferred Entities during the past two (2) years, are or were during their employment with the Seller, the Transferred Entities or any other Affiliates of Seller, authorized to work in the United States in accordance with all applicable Laws, including but not limited to the Immigration and Naturalization Act, as amended, and the regulations promulgated thereunder. To the Knowledge of Seller, no allegations of immigration-related unfair employment practices have been made against any of the Transferred Entities or threatened to be filed with the Equal Employment Opportunity Commission or the Special Counsel for Immigration-Related Unfair Employment Practices, or any other Governmental Entity. Seller and the Transferred Entities have completed and retained in accordance with all applicable Laws a Form I-9 for all Subject Employees working in the United States.

Section 3.20 Intercompany Arrangements.

(a) Section 3.20 of the Seller Disclosure Schedule sets forth a list, which is correct and complete as of the date hereof, of all Contracts to provide goods, services or other benefits between or among any Transferred Entity, on the one hand, and Seller or any of its Subsidiaries (other than the Transferred Entities), on the other hand.

(b) Except as set forth on Section 3.20 of the Seller Disclosure Schedule, (i) no Related Party has been involved in any business arrangement or relationship or is or was a party to any Contract with a Transferred Entity within the past one (1) year (other than agreements and arrangements providing compensation and/or benefits to or in respect of any Subject Employee other individual service provider of a Transferred Entity or benefits provided under any Seller Benefit Plan or Transferred Entity Benefit Plan), (ii) no Transferred Entity is owed or owes any amount to or from any Related Party (excluding agreements and arrangements providing compensation and/or benefits to or in respect of any Subject Employee other individual service provider of a Transferred Entity or benefits provided under any Seller Benefit Plan or Transferred Entity Benefit Plan), (iii) to the Knowledge of Seller, no Related Party has any beneficial or financial interest in, or serves as an officer, manager or director or in another similar capacity of, any Person with which any Transferred Entity has a business relationship, (iv) no Related Party owns any Intellectual Property that is used by any Transferred Entity, and (v) no Related Party owns any material asset, tangible or intangible, that is used by any Transferred Entity.

Section 3.21 Sufficiency of Assets. At the Closing, (a) taking into account the rights and services to be made available, licensed or assigned pursuant to the Transition Services Agreement and the Shared Material Assignment Agreement, and (b) assuming all third-party consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and listed on Section 3.21 of the Seller Disclosure Schedule, Purchaser, Recipient (as defined in the Transition Services Agreement) and the Transferred Entities shall own or have the right to use (including by means of ownership of rights pursuant to licenses, the Transition Services Agreement or other Contracts) all of the assets, properties and rights necessary to conduct the Business after the Closing in substantially the same manner as conducted immediately prior to the Closing. Taking into account the Purchased Assets, and assuming the consents referenced in subsection (b) above, the Services (as defined in the Transition Services Agreement) comprise all the services necessary for Purchaser to continue to conduct the Business during the term of the Transition Services Agreement in substantially the same manner as conducted immediately prior to the Closing, other than the Excluded Services (as defined in the Transition Services Agreement).

Section 3.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement for which Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) would have any liability.

Section 3.23 Insurance Policies. Section 3.23 of the Seller Disclosure Schedule sets forth a list, which is correct and complete as of the date hereof, of all material insurance policies, excluding title insurance policies, held by or for the benefit of the properties, assets or businesses of the Transferred Entities (the “Insurance Policies”), complete and correct copies of which have been made available to Purchaser. All of the Insurance Policies are in full force and effect, and all premiums due in respect of the Insurance Policies have been paid in accordance with the terms thereof. No Transferred Entity is in material breach or default, and no Transferred Entity has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, of any of the Insurance Policies. No notice of cancellation or termination has been received by the Transferred Entities with respect to any of the Insurance Policies, and there are no material claims pending under any of the Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 3.24 Significant Suppliers. Section 3.24 of the Seller Disclosure Schedule sets forth a list, which is true and correct in all material respects as of the date hereof, of the top ten (10) largest suppliers or service providers (the “Significant Suppliers”) of the Business for the twelve (12) months ended March 31, 2022, based on purchases from such supplier or service provider during such period. Neither Seller nor any Transferred Entity has received any written notice that there has been any material adverse change in the price of the supplies or services provided by any Significant Supplier.

Section 3.25 Receivables. Except as would not, taken as a whole, have a Business Material Adverse Effect, all accounts, notes receivable and other receivables arising from or otherwise relating to the Business (other than those written off) (a) were originated in accordance with applicable Law, and do not violate any applicable Law, (b) are enforceable in accordance with their terms (other than as limited by laws affecting creditors’ rights generally), (c) are valid and binding obligations of the applicable borrower, and no right of set-off or defenses, claims, or counterclaims exist with respect thereto, (d) have been serviced in accordance with applicable Law, and (e) have loan files that are substantially complete.

Section 3.26 No Other Representations or Warranties; No Reliance. Seller (on behalf of itself and its Affiliates and Representatives) acknowledges and agrees that except for the representations and warranties contained in Article 4, none of Purchaser, any of its Affiliates or any other Person on behalf of Purchaser or any such Affiliate has made or makes, and Seller and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser or any of its Affiliates, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Seller or any of its Affiliates or Representatives by or on behalf of Purchaser or any of its Affiliates.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the disclosure schedule delivered to Seller in connection with this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, Purchaser hereby represents and warrants to Seller as follows:

Section 4.01 Organization and Qualification. Purchaser is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite limited liability company or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.02 Authority Relative to this Agreement. Purchaser has all necessary limited liability company or similar power and authority, and has taken all limited liability company or similar action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. No vote or other approval of the board of directors or equity holders of Purchaser or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement or the other Transaction Agreements or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, whether by reason of applicable Law, the organizational documents of Purchaser or its Affiliates, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, shall constitute a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03 Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or impact the ability of the Purchaser to consummate the transactions contemplated by this Agreement, and (b) neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement for which Seller or any of its Affiliates would have any liability.

Section 4.05 Financing.

(a) Purchaser and CCF Holdings LLC, a Delaware limited liability company and the indirect parent entity of Purchaser (“CCF Holdings”), are each a party to and has accepted a fully executed debt commitment letter dated May 18, 2022 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”)) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. Purchaser and CCF Holdings are each a party to and has accepted a fully executed equity commitment letter dated May 18, 2022 (together with all exhibits and schedules thereto, the “Equity Commitment Letter” and together with the Debt Commitment Letter, the “Commitment Letters”) from the equity financing source party thereto (the “Equity Financing Source”) pursuant to which the Equity Financing Source has agreed, subject to the terms and conditions thereof, to provide equity financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is referred to in this Agreement as the “Debt Financing” and the equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing” and the Debt Financing and the Equity Financing are collectively referred to in this Agreement as the “Financing.”

(b) Purchaser has delivered to Seller a true, complete and correct copy of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability or amount of the Financing.

(c) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders or the Equity Financing Source to provide the Financing or any contingencies that would permit the Lenders or the Equity Financing Source to reduce the total amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Purchaser have knowledge that any of the Lenders or the Equity Financing Source will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters that could affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Commitment Letters.

(d) The Financing, when funded in accordance with the Commitment Letters, will provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement and under the Commitment Letters, including the payment of the Closing Purchase Price and the Final Purchase Price, any fees and expenses of or payable by Purchaser, any payments in respect of equity compensation obligations to be made in connection with the Sale, and for any repayment or refinancing of any outstanding indebtedness of Purchaser and its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Sale Amounts”).

(e) The Commitment Letters constitute (i) the legal, valid and binding obligation of Purchaser and (ii) to the Knowledge of Purchaser, the legal, valid and binding obligation of the other parties thereto. As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time or both) could constitute a breach or failure to satisfy a condition by Purchaser under the terms and conditions of the Commitment Letters, and Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Purchaser on a timely basis or that the Financing will not be available to Purchaser on the date of the Closing. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. As of the date of this Agreement, the Commitment Letters have not been modified, amended or altered, no modification or amendment to any of the Commitment Letters is currently contemplated, and to the Knowledge of Purchaser, none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and no withdrawal or rescission thereof is contemplated.

(f) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.06 Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 8.02(a) and assuming the accuracy of the Estimated Closing Statement and Seller’s representations and warranties regarding the Transferred Entities, the other Purchased Assets and the Business in Article 3, (a) each of Purchaser and the Transferred Entities shall be able to pay their indebtedness and Liabilities (whether direct, subordinated, contingent or otherwise), as such indebtedness and Liabilities become absolute and matured, (b) the then present fair saleable value of the assets of each of Purchaser and the Transferred Entities, on a consolidated basis, shall exceed the amount that shall be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness as such Liabilities and indebtedness become absolute or matured, and (c) Purchaser and the Transferred Entities, as a group, shall not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted. The transactions contemplated by this Agreement are not being made and no obligation is being incurred by Purchaser or any of its Affiliates in connection with such transactions with the intent to hinder, delay or defraud either present or future creditors of Seller or any of its Affiliates.

Section 4.07 Investment Decision. Purchaser is acquiring the Equity Interests for investment only and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Equity Interests. Purchaser acknowledges that the Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Equity Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.08 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, affairs, assets, liabilities, financial condition, results of operations and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its Representatives. Purchaser (on behalf of itself and its Affiliates and Representatives) acknowledges that Purchaser and its Affiliates and Representatives have relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller, the Transferred Entities or their respective Affiliates or Representatives (except the representations and warranties of Seller expressly set forth in Article 3). Purchaser (on behalf of itself and its Affiliates and Representatives) acknowledges and agrees that, absent Fraud, intentional misrepresentation or willful misconduct, none of Seller, the Transferred Entities, their respective Affiliates or Representatives or any other Person shall have or be subject to any Liability to Purchaser, its Affiliates or Representatives or any other Person relating to any information provided or made available to the foregoing Persons in connection with the transactions contemplated by this Agreement, including any information, documents or materials made available, whether orally or in writing, during any site visit or in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions or in any other form in connection with the transactions contemplated by this Agreement. Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges that no Representative of Seller, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement.

Section 4.09 No Other Representations or Warranties; No Reliance. Purchaser (on behalf of itself and its Affiliates and Representatives) acknowledges and agrees that except for the representations and warranties of Seller contained in Article 3, none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Seller, the Transferred Entities or any of their Affiliates, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates or Representatives by or on behalf of Seller or any of its Affiliates. Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges and agrees that except for the representations and warranties of Seller contained in Article 3, none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or its Affiliates or Representatives of future revenues, expenses, generating capacity, results of operations, cash flows, financial condition (or any component of any of the foregoing) of Seller or any of its Affiliates or the Business. Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges and agrees that none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Businesses.

ARTICLE 5

ADDITIONAL AGREEMENTS

Section 5.01 Access to Books and Records.

(a) After the date of this Agreement until the earlier of the Closing or the valid termination of this Agreement, and subject to the requirements of applicable Laws, Seller shall, and shall cause the Transferred Entities to, afford to Representatives of Purchaser reasonable access, upon reasonable request and notice, for purposes of integration planning or the determination of any matter relating to the rights or obligations of Purchaser or any of its Affiliates under this Agreement or the other Transaction Agreements, to the books and records of the Transferred Entities and the Business, and such additional financial and operating data and other information regarding the Transferred Entities and the Business as Purchaser or its Representatives may from time to time reasonably request, in each case during normal business hours consistent with applicable Law.

(b) Purchaser agrees that any access granted under Section 5.01(a) shall not interfere unreasonably with the operation of the Business or any other business of Seller or its Affiliates. Neither Purchaser nor any of its Affiliates or Representatives shall communicate with any employees of Seller or any of its Affiliates without the prior written consent of Seller, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws (provided, that the Parties shall work in good faith to develop substitute disclosure arrangements for such information that do not result in any such waiver of legal privilege or violation of Law), contracts or obligation of confidentiality (provided, that Seller shall make reasonable efforts to obtain any consent or waiver from any Third Party to whom any contractual confidentiality obligation is owed in order to disclose such information to Purchaser), or if such information concerns the valuation of the Business or the Sale Process.

(c) For a period of five (5) years after the Closing Date, Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts, at the Seller’s sole cost, to afford Seller and its Affiliates and Representatives, during normal business hours, upon reasonable request and notice and otherwise in a manner that is not unreasonably burdensome to Purchaser and its Affiliates, access to the books, records and employees of each Transferred Entity and the Business existing on the Closing Date and transferred to Purchaser (in the case of access to employees, subject in each case to Purchaser’s prior written consent, not to be unreasonably withheld), to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, Taxes, any potential Action or investigation or regulatory matter by or before a Governmental Entity (including in connection with the matters covered under Section 5.11) and SEC or other Governmental Entity reporting obligations; provided that nothing in this Agreement shall limit any rights of discovery of Seller or its Affiliates so long as such Action does not relate to a dispute between the Parties related to this Agreement.

(d) Purchaser agrees to hold, and to cause the Transferred Entities to hold, the books and records of each Transferred Entity and the Business existing on the Closing Date and not to destroy or dispose of any such books and records, for a period of five (5) years from the Closing Date or such longer period of time as may be required by Law, and thereafter, if any of them desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.

(e) Notwithstanding anything to the contrary herein, to the extent any party is obligated to provide another party physical access to books, records, properties, or employees pursuant to this Section 5.01 or otherwise, such party may instead provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures).

(f) Notwithstanding the foregoing, the Seller may maintain a copy of the books and records of the Transferred Entities and copies of the materials set forth in Sections 2.01(b)(iv) through (x) in its restricted access files for actual or anticipated litigation, regulatory compliance or corporate record keeping purposes, and Seller nor its Representatives will be required to destroy any computer records or files containing such information that have been created pursuant to automatic electronic archiving and back-up procedures in the ordinary course of business where it would be unduly burdensome to do so or would be contrary to applicable Law, or applicable rules or regulations of any national securities exchange.

Section 5.02 Confidentiality.

(a) The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, with application to Purchaser as if Purchaser was a “Receiving Party” party thereto. The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, (i) for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, (ii) if the Sale is consummated, the confidentiality obligations of Purchaser set forth in the Confidentiality Agreement shall terminate effective as of the Closing and (iii) in either case of the foregoing clause (i) or (ii), this Agreement shall constitute the requisite consent of the parties to amend the Confidentiality Agreement accordingly.

(b) Following the Closing, Seller shall, and shall cause its Affiliates to (1) hold in confidence any non-public information in their possession or control to the extent primarily relating to the Transferred Entities, the other Purchased Assets or the Business (including product marketing and sales information and customer lists), for a period of two (2) years after the Closing Date, and (2) hold in confidence and not use for any purpose, any trade secrets of the Transferred Entities or the Business or included in the other Purchased Assets, for the period that such information remains a trade secret (unless disclosed by Seller or its Affiliates, in which case such information may not ever be used Seller or its Affiliates) ((1) and (2), collectively, “Sensitive Business Information”); provided that the foregoing shall not restrict Seller and its Affiliates from continuing to use any trade secrets that are currently used in the Retained Businesses, provided and Seller and Affiliates maintain the confidentiality of such trade secrets; provided, further, that the foregoing restrictions shall not apply to information (i) that becomes available on a non-confidential basis to Seller or any of its Affiliates from and after the Closing from a third party source that is not known by Seller or its Affiliates to be under any obligations of confidentiality to Purchaser or any of its Affiliates with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Seller or any of its Affiliates, (iii) to the extent used by Seller or any of its Affiliates in order to comply with or enforce its rights under the terms of this Agreement or the other Transaction Agreements, (iv) that is, following the Closing, independently derived by Seller or any of its Affiliates without use of or access to any Sensitive Business Information, or (v) subject to the immediately following sentence, that Seller or any of its Affiliates are required by Law to disclose; provided, further, that Seller may disclose Sensitive Business Information on a confidential basis to its Representatives in connection with the foregoing permitted purposes or as reasonably necessary in connection with performance of its obligations under the other Transaction Agreements. In the event that Seller or any of its Affiliates are required by Law or required pursuant to legal or regulatory process to disclose such information, Seller shall, unless prohibited by Law, reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement, as applicable, and the extent of the required disclosure, and shall cooperate with Purchaser and use reasonable best efforts, at Purchaser’s expense, to limit the scope of such disclosure and to preserve to the extent reasonably practicable the confidentiality of such information to the extent possible. Nothing in this Agreement shall prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements or Tax Returns of Seller or any of its Affiliates. Seller, on behalf of itself and its Affiliates, acknowledges that following the Closing, the Sensitive Business Information will constitute proprietary and trade secret information (as applicable) of Purchaser and its Affiliates (including the Transferred Entities).

(c) Following the Closing, Seller and its Affiliates shall not (i) use any sales information, customer lists or similar information of the Transferred Entities or the Business or included in the Purchased Assets that remain in their possession and that contain non-depersonalized customer information to market to historical customers of the Transferred Entities or the Business, or (ii) for a period of twenty-four (24) months following the Closing, directly solicit any active customers of the Business known to Seller as of the Closing; provided, however, that the restriction in this clause (ii) shall not apply to any prior or current customers of that portion of the Retained Business operated under the “Heights Finance” and “Southern” brands by Seller and its Affiliates.

Section 5.03 Required Actions.

(a) Purchaser and Seller shall, and shall cause their respective Affiliates to, take all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Sale and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, notifications and notices required to be filed to consummate the Sale and the other transactions contemplated by this Agreement, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other applicable Competition Laws or with respect to any other required approval) required to be obtained or made by Purchaser or Seller or any of their respective Affiliates in connection with the Sale and the other transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to fulfill all conditions set forth in Article 8 and not take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article 8. Without limiting the foregoing, Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or pursue or engage in any merger, business combination, consolidation, acquisition, sale or similar transaction with any other Person, or agree to, solicit, offer, propose or recommend any of the foregoing, to the extent it would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article 8.

(b) Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Sale and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.02, to the extent not prohibited by applicable Law, each party shall promptly consult with the other party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Sale and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.02, to the extent not prohibited by applicable Law, each party to this Agreement shall promptly inform the other party to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communication from any Governmental Entity regarding the Sale or the other transactions contemplated by this

Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity. If any party to this Agreement or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale or the other transactions contemplated by this Agreement, then such party shall make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response in compliance with such request. Purchaser shall not participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any Action by a private party relating to the HSR Act or any other applicable Competition Laws or any other required approvals in connection with this Agreement or the Sale, or make oral submissions at meetings (whether in person or via video conference) or in telephone or other conversations, unless it consults with Seller in advance and, to the extent not prohibited by such Governmental Entity, gives Seller the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.02, to the extent not prohibited by applicable Law, each party shall furnish the other party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or other such Person with respect to this Agreement and the Sale or the other transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel/corporate in-house antitrust counsel only.” Such designated materials provided by Purchaser to Seller or by Seller to Purchaser pursuant to this Section 5.03, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and shall not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business or the Sale Process, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable privilege concerns.

(c) Purchaser and Seller shall file or cause to be filed any filings and/or notifications required in respect of any required approvals (other than under the HSR Act, which have been filed prior to the date hereof) as promptly as practicable, and in the case of the filings and/or notifications described on Schedule 8.01(a), in any event no later than five (5) Business Days after the date of this Agreement. In the event that the parties receive a request for additional information or documentary materials after a notification pursuant to the HSR Act or any other applicable Competition Laws, or a request for additional information from any Governmental Entity in connection with any other required approvals, the parties shall use their respective best efforts to comply with such requests, as applicable, as promptly as possible and produce documents, data, responses to interrogatories, or other information on a rolling basis, and counsel for both parties shall closely cooperate during the entirety of any such investigatory or review process.

(d) Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale and the other transactions contemplated by this Agreement under any applicable Law. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Sale or the other transactions contemplated by this Agreement as violative of any applicable Law, Purchaser and Seller shall jointly (to the extent practicable) use their best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Sale or the other transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Sale or the other transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale or the other transactions contemplated by this Agreement resulting from any such Action.

(e) Notwithstanding any other provision of this Agreement, Purchaser shall, and shall cause its Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under applicable Law, so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, licensing, divestiture or disposition of any businesses, assets or properties of the Transferred Entities, Purchaser and their respective Affiliates, and (ii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities’ or their respective Affiliates’ freedom of action with respect to, or its or their ability to retain, operate, vote, transfer, receive dividends, or otherwise exercise full ownership rights with respect to any businesses, assets or properties of the Transferred Entities, Purchaser and their respective Affiliates. All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.03(e) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur. Notwithstanding anything herein to the contrary, Seller shall not be obligated to take, or agree or commit to take, any action (A) that is not conditioned on the Closing or (B) that relates in any way to the Retained Businesses, and in no event shall Seller or any of its Affiliates be required to be the licensing, selling, divesting, transferring, disposing or encumbering party under any such agreements or transactions described above unless required by the relevant Governmental Entity or applicable Law, and, in any case, Seller and its Affiliates shall have no direct or indirect obligation or Liability in respect of any such agreements or transactions, including any indemnification obligations, for which Seller and its Affiliates are not fully indemnified by Purchaser.

(f) Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third-party whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.03, other than the fees of and payments to Seller’s legal and professional advisors.

Section 5.04 Conduct of Business.

(a) From the date of this Agreement through the earlier of the Closing or the valid termination of this Agreement, except (u) as otherwise required or contemplated by this Agreement (including any actions, elections or transactions undertaken pursuant to Section 5.07), (v) as required by Law or Contract, (w) to the extent exclusively relating to the Retained Businesses, (x) as disclosed in Section 5.04 of the Seller Disclosure Schedule, (y) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19 as determined by Seller in its reasonable discretion or (z) as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause its Affiliates, including the Transferred Entities, to conduct the Business in the ordinary course of business consistent with past practice in all material respects, and use its reasonable best efforts to (1) maintain and preserve the assets and properties used in the Business and the goodwill related thereto, (2) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (3) keep available the services of the directors, officers and key employees of the Transferred Entities, (4) maintain satisfactory relationships with customers, lenders, suppliers and others having material business relationships with the Transferred Entities and the Business, (5) manage working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice, (6) continue to make capital expenditures in the ordinary course of business consistent with past practice, and (7) use commercially reasonable efforts to settle consumer disputes and make all required payments in respect of such settlements, in each case in the ordinary course of business consistent with past practice. Subject to the exceptions in the preceding sentence of this Section 5.04(a), from the date of this Agreement through the earlier of the Closing or the valid termination of this Agreement, Seller shall cause the Transferred Entities to:

(i) not (A) amend or propose to amend their respective articles of incorporation, bylaws or equivalent organizational documents, (B) split, combine or reclassify their outstanding equity securities, or (C) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity;

(ii) not (A) issue, sell, pledge, redeem, repurchase, subject to any Lien or dispose of, or agree to issue, sell, pledge redeem, repurchase, subject to any Lien or dispose of, any equity securities of the Transferred Entities, or any options, warrants or rights of any kind to acquire any such equity securities, or any “phantom stock,” equity appreciation rights, or similar right, or any debt or equity securities which are convertible into or exchangeable for such equity securities or (B) acquire any debt or equity securities of any Person;

(iii) except for transactions in the ordinary course of business consistent with past practice, as required for emergency maintenance or repairs, or as required pursuant to the terms of any Contract in effect on the date hereof, not (A) make any material acquisition of any assets or properties for an amount in excess of two hundred and fifty thousand dollars ($250,000) individually or five hundred thousand dollars ($500,000) in the aggregate, or (B) sell, pledge, dispose of or encumber (other than to the extent constituting a Permitted Lien) any material assets or properties for an amount in excess of two hundred and fifty thousand dollars ($250,000) individually or five hundred thousand dollars ($500,000) in the aggregate;

(iv) not make any material change to its methods of financial accounting in effect at December 31, 2021, except as required by a change in GAAP (or any interpretation thereof) or by applicable Law;

(v) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of any Transferred Entity or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Transferred Entities;

(vi) not (A) materially amend or modify, voluntarily terminate (other than an expiration in accordance with its terms) or cancel, or waive release or assign any rights under, any Business Material Contract or (B) enter into any Contract that if in effect on the date hereof would be a Business Material Contract, other than, in the case of each of clauses (A) and (B), extensions or renewals in the ordinary course of business consistent with past practice;

(vii) not settle or compromise or offer to settle or compromise any Action, or enter or offer to enter into any consent decree or settlement agreement with any Governmental Entity, related to a Transferred Entity or the Business other than settlements or compromises of any Action where the amount paid in settlement or compromise does not exceed one hundred thousand dollars ($100,000) individually or two hundred thousand dollars ($200,000) in the aggregate (it being agreed and understood that this clause (vii) shall not apply with respect to Tax matters);

(viii) not (A) hire, terminate or transfer any Subject Employee, or transfer any employee, consultant or director of Seller or an Affiliate thereof to any Transferred Entity, or (B) grant or increase in any manner any compensation, bonus, equity incentive, or pension, welfare, severance or other compensation or benefits to or of any of the Subject Employees, former employees of any Transferred Entity or any current or former directors of, or consultants to, any Transferred Entities;

(ix) not enter into, amend or terminate any Transferred Entity Benefit Plan;

(x) not enter into any new business line that is not directly related to the Business as conducted on the date hereof;

(xi) not incur any Indebtedness, under existing credit lines or otherwise, except in connection with the ordinary operation of the Business in a manner, and in amounts, substantially consistent with the historical practice of the Transferred Entities;

(xii) not incur any Lien on any of the Assets (other than to the extent constituting a Permitted Lien);

(xiii) not acquire any ownership interests in any real property;

(xiv) except, in each case, with respect to any Combined Tax Return, not make any new, or change any existing, election with respect to Taxes, settle any Tax liability, or file an amended Tax Return, in each case to the extent doing so would reasonably be expected to have a material adverse impact on Purchaser and its Affiliates (including the Transferred Entities) after the Closing;

(xv) not enter into any agreement or arrangement that limits or otherwise restricts in any material respect any Transferred Entity or any of its Affiliates or any successor thereto or that could, after the Closing Date, limit or restrict any Transferred Entity, Purchaser or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person;

(xvi) not transfer or assign any material assets or properties of any Transferred Entity, including any Intellectual Property, or grant any license, covenant not to sue or other right with respect to any such Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business, consistent with past practice) to any other member of the Seller Group or other Person; and

(xvii) not agree or commit to do or take any action described in this Section 5.04(a).

(b) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations prior to the Closing.

Section 5.05 Third Party Contracts; Commingled Contracts.

(a) Certain Contracts of the Business and the Transferred Entities require that a consent be obtained from, or notice be provided to, the applicable counterparty under such Contract in connection with the consummation of the transactions contemplated by this Agreement (collectively, but excluding leases or subleases for Business Leased Real Property, the “Third-Party Contracts”), a list of which is set forth on Schedule 5.05(a). Promptly following the date hereof, with respect to each Third-Party Contract that is identified by Purchaser to Seller in writing, Seller shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to obtain such consents from, and deliver such notices to, the applicable counterparties; provided, that each such consent and notice shall be in a form reasonably acceptable to Purchaser. Purchaser shall reasonably cooperate with Seller’s efforts under this Section 5.05(a).

(b) Seller and Purchaser acknowledge that Seller and its Affiliates (including, prior to the Closing, the Transferred Entities) are parties to certain Contracts (collectively, but excluding any enterprise-wide Contracts or Contracts with respect to off-the-shelf software, the “Commingled Contracts”) that relate in part to both (i) the operations or conduct of the Business and (ii) the operations or conduct of the Retained Businesses, a list of which is set forth on Schedule 5.05(b). Promptly following the date hereof, with respect to each Commingled Contract that is identified by Purchaser to Seller in writing, Seller shall, and shall cause its respective Affiliates to, notify the third party that is the counterparty to such Commingled Contract and use commercially reasonable efforts to cause the applicable Commingled Contract to be apportioned (including by seeking the consent of such counterparty to enter into a new Contract or amending, splitting or assigning in relevant part such Commingled Contract) between (A) Seller and its Affiliates and (B) the Transferred Entities, pursuant to which Seller and/or its Affiliates shall assume all of the rights and obligations under such Commingled Contract that relate to the Retained Businesses, on the one hand, and the Transferred Entities shall assume all of the rights and obligations under such Commingled Contract that relate to the Business, on the other hand, and to seek to cause the applicable counterparty to release the Transferred Entities from the obligations of Seller and its Affiliates arising after the Closing Date under the portion of the Commingled Contract apportioned to Seller and its Affiliates and, in the case of the Transferred Entities, seek to cause the applicable counterparty to release Seller and its Affiliates from the obligations of the Transferred Entities arising after the Closing Date under the portion of the Commingled Contract apportioned to the Transferred Entities; provided, that Purchaser shall have the right to approve in advance each such apportionment and any related amendment, assignment, release, or other arrangement entered into by the Transferred Entities in accordance with the foregoing. Purchaser shall reasonably cooperate with Seller’s efforts under this Section 5.05(b). From and after the date hereof, the Parties shall take actions reasonably necessary to allocate rights and obligations under such Commingled Contracts in accordance with the foregoing; provided, however, that (x) in no event shall any party be required to assign (or amend), either in its entirety or in part, any Commingled Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more consents or approvals unless such consents or approvals are obtained and (y) if any Commingled Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such consent or approval, the parties shall cooperate and seek to establish an agency type or other similar arrangement reasonably satisfactory to Seller and Purchaser intended to both (I) provide the Transferred Entities, to the fullest extent practicable under such Commingled Contract, the rights and obligations of those portions of such Commingled Contract that relate to the Business and (II) provide Seller and its Affiliates, to the fullest extent practicable under such Commingled Contract, the rights and obligations of those portions of such Commingled Contract that relate to the Retained Businesses (including by means of any subcontracting, sublicensing or subleasing arrangement). From and after the Closing, (1) Purchaser shall indemnify and hold harmless Seller and its Affiliates for all Losses arising from or relating to the portion of any Commingled Contract apportioned to the Transferred Entities and (2) Seller shall indemnify and hold harmless Purchaser and its Affiliates (including, following the Closing, the Transferred Entities) for all Losses arising from or relating to the portion of any Commingled Contract apportioned to Seller and its Affiliates. For the avoidance of doubt, no Contracts that relate to Overhead and Shared Services shall be deemed Commingled Contracts for purposes of this Section 5.05(c) and Seller shall be under no obligation to separate or provide replacement contracts for any such Contracts that relate to Overhead and Shared Services.

(c) Notwithstanding anything to the contrary contained herein, neither Seller and its Affiliates, on the one hand, nor Purchaser and its Affiliates, on the other hand, shall have any obligation to make any payments or incur any Liability or offer or grant any accommodation (financial or otherwise) in order to obtain any of the foregoing.

Section 5.06 Public Announcements. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication, (b) to the extent the contents of such release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in compliance with this Section 5.06, (c) in respect of Seller, in connection with providing to investors of Seller Parent who are subject to confidentiality obligations periodic updates as to the Sale Process or (d) in respect of Purchaser, in connection with providing to Financing Parties or investors of Purchaser or its Affiliates who are subject to confidentiality obligations periodic updates as to the Sale Process. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in a form mutually agreed by Seller and Purchaser.

Section 5.07 Intercompany Accounts; Cash. At or prior to the Closing, (a) all intercompany accounts, except for those accounts listed on Section 5.07 of the Seller Disclosure Schedule, between Seller or any of its Subsidiaries (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated and (b) any and all Cash of the Transferred Entities, other than Cash that is included in Working Capital in the Estimated Closing Statement, may be extracted from the Transferred Entities by Seller, in the case of each of clauses (a) and (b), in such a manner as Seller shall determine in its sole discretion. Any such intercompany accounts that are settled after the Adjustment Time but in connection with the Closing shall be deemed for purposes of this Agreement to have been settled as of immediately prior to the Adjustment Time. For the avoidance of doubt, intercompany accounts between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing.

Section 5.08 Termination of Intercompany Arrangements(a) . Effective at or prior to the Closing, other than as provided in the last sentence of Section 5.07, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by Seller or any of its Subsidiaries (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (a) this Agreement, (b) the other Transaction Agreements, and (c) the other arrangements, understandings or Contracts listed in Section 5.08 of the Seller Disclosure Schedule.

Section 5.09 Real Property Leases and Guarantees.

(a) Promptly following the date hereof, with respect to each lease or sublease for Business Leased Real Property that (i) requires that a consent be obtained from, or notice be provided to, the applicable counterparty under such lease or sublease in connection with the consummation of the transactions contemplated by this Agreement, and/or (ii) is currently subject to or requires a guarantee from Seller or one of its Affiliates (other than the Transferred Entities) (such guarantees in this clause (ii), the “Seller Guarantees”), Seller and Purchaser shall, and shall cause their respective Affiliates to cooperate in good faith to, (x) seek such consents from, and deliver such notices to, each applicable counterparty, and (y) seek to cause each applicable counterparty to agree to replace any applicable Seller Guarantee with a new guarantee or similar undertaking provided by Purchaser or one of its Affiliates, to take effect at (and conditioned upon) the Closing, that will terminate and release in full the existing Seller Guarantee with respect to the period from and after the Closing (such replacement guarantees in this clause (y), the “Purchaser Guarantees”); provided, that each such consent, notice, and Purchaser Guarantee shall be in a form reasonably acceptable to Purchaser; provided, further, that without the prior written consent of Purchaser, Seller shall not permit the Transferred Entities to make any payments or incur any Liabilities, or agree to do any of the foregoing, in connection with obtaining such consents and notices. For the avoidance of doubt, following the Closing, Seller and Purchaser shall continue to seek to obtain the relevant consents, deliver the relevant notices and put in place all relevant Purchaser Guarantees, in each case to the extent not completed as of the Closing. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, without Purchaser’s prior written consent, neither Seller nor any of its Affiliates (including the Transferred Entities) shall terminate any Seller Guarantees.

(b) Notwithstanding anything to the contrary contained herein, neither Seller nor any of its Affiliates shall have any obligation to make any payments or incur any Liability (other than as set forth in Section 5.09(c)) or offer or grant any accommodation (financial or otherwise), in order to obtain any of the foregoing; provided, that payments determined to be made by or on behalf of the Transferred Entities in connection with the termination or assignment of leases or subleases for Business Leased Real Property shall be treated as Transaction Expenses.

(c) If, as of the Closing, any of the required consents contemplated in Section 5.09(a)(i) in respect of any of the leases or subleases relating to the Business Leased Real Property listed on Schedule 5.09(c) have not been obtained (such leases or subleases, to the extent that the relevant consents are not obtained as of the Closing, the “Specified Leases”), then with respect to any such Specified Leases, the Closing Purchase Price shall be reduced by the amount adjacent to such Specified Lease on Schedule 5.09(c) (the aggregate amount, if any, by which the Closing Purchase Price is to be reduced pursuant to this Section 5.09(c), the “Specified Lease Reduction”). If there are any Specified Leases as of the Closing, the parties shall cooperate in good faith to transition the business operations conducted at such locations to other store locations or service organizations of Purchaser and its Affiliates (including the Transferred Entities) as promptly as practicable following the Closing.

(d) From and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall forever indemnify and hold harmless Seller and any of its Affiliates against any Liabilities that Seller or any of its Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of (i) Seller or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to or maintaining, any Seller Guarantee that is not replaced by a Purchaser Guarantee (at the Closing or thereafter) with respect to matters arising after the Closing, (ii) any claim or demand for payment made on Seller or any of its Affiliates with respect to any such non-replaced Seller Guarantee with respect to matters arising after the Closing, or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any such non-replaced Seller Guarantee with respect to matters arising after the Closing, and shall reimburse Seller for any fees or expenses incurred in connection with any of the foregoing clauses (i) through (iii), and shall effect such indemnification and reimbursement no later than ten (10) Business Days after written demand therefor from Seller.

Section 5.10 Insurance. From and after the Closing, the Transferred Entities shall cease to be insured by the Seller Group’s current and historical insurance policies or programs or by any of its current and historical self-insured programs (other than policies or programs existing at a Transferred Entity), and neither the Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets or any Liability of the Transferred Entities arising after the Closing or arising from the operation of the Business after the Closing; provided, that to the extent that after the Closing, Purchaser identifies a Liability or claim of the Transferred Entities or the Business relating to a period prior to the Closing, and such Liability or claim is eligible for recovery under one of the Seller Group’s past or current insurance policies or programs, Purchaser shall have the right to direct Seller to submit a corresponding claim under the applicable insurance policy or program, and Seller shall, and shall cause its applicable Affiliates to, reasonably pursue such insurance recovery and deliver the proceeds therefrom to Purchaser; provided, further, that Seller or its applicable Affiliate, at Seller’s sole cost, shall maintain the existing directors’ and officers’ liability insurance policy or program applicable to the Transferred Entities for a tail period of six (6) years after the Closing (the “D&O Policy”), and to the extent that after the Closing any current or former director, officer, partner, member, manager or employee of any of the Transferred Entities (or their respective predecessors) incurs a Liability or claim relating to such relationship with the Transferred Entities during a period prior to the Closing, and such Liability or claim is eligible for recovery under the D&O Policy, the applicable Person shall have the right to submit a claim, or direct Seller or its Affiliate to submit a claim, under the D&O Policy, and Seller shall, and shall cause its applicable Affiliates to, reasonably cooperate in pursuing such insurance recovery and shall deliver the proceeds therefrom to such Person. From and after the Closing, Purchaser acknowledges and agrees that it shall be solely responsible for securing all insurance it considers appropriate for the Transferred Entities and the Business for all periods after the Closing.

Section 5.11 Litigation Support.

(a) In the event and for so long as Seller or any of its Affiliates is investigating, prosecuting, contesting or defending any Action by or against a third party arising from the Business or the Transferred Entities, Purchaser shall, and shall cause its Affiliates (including, following the Closing, the Transferred Entities) and Representatives to, cooperate with Seller and its counsel as is reasonably necessary for such investigation, prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony at reasonable and mutually convenient times and access to their non-privileged books and records as may be reasonably requested, and taking such other actions as shall be reasonably necessary in connection with such investigation, prosecution, contest or defense; provided that: (i) all costs incurred by the Purchaser or its Affiliates in providing such cooperation shall be reimbursed by Seller or its Affiliates; and (ii) neither Purchaser nor its Affiliates shall be required to provide cooperation or disclose any information under this Section 5.11(a) if such disclosure would, as determined in Purchaser’s sole discretion, (1) cause any Liability or Loss to Purchaser and its Affiliates; (2) cause significant competitive harm to Purchaser and its Affiliates; (3) jeopardize any attorney-client or other privilege; or (4) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) In the event and for so long as Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) is investigating, prosecuting, contesting or defending any Action by or against a third party arising from the Retained Businesses, or any Recipient Party (as defined in the Transition Services Agreement) is prosecuting, contesting or defending any Action by or against a third party arising from the Services (as defined in the Transition Services Agreement), Seller shall, and shall cause its Affiliates and Representatives to, cooperate with Purchaser, its Affiliates, and their counsel as is reasonably necessary for such investigation, prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony at reasonable and mutually convenient times and access to their non-privileged books and records as may be reasonably requested, and taking such other actions as shall be reasonably necessary in connection with such investigation, prosecution, contest or defense; provided that: (i) all costs incurred by Seller or its Affiliates in providing such cooperation shall be reimbursed by Purchaser or its Affiliates; and (ii) neither Seller nor its Affiliates shall be required to provide cooperation or disclose any information under this Section 5.11(b) if such disclosure would, as determined in Seller’s sole discretion, (1) cause any Liability or Loss to Seller and its Affiliates; (2) cause significant competitive harm to Seller and its Affiliates; (3) jeopardize any attorney-client or other privilege; or (4) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(c) Nothing in this Section 5.11 shall limit or supersede any indemnification rights or obligations of the parties and their Affiliates under this Agreement or the Transition Services Agreement.

Section 5.12 Misallocated Assets and Misdirected Payments; Further Assurances.

(a) If, following the Closing, any right, property, asset or Liability that is primarily related to the Retained Businesses is found to have been transferred to or retained by Purchaser, the Transferred Entities or their respective Affiliates in error, Purchaser shall transfer, or cause its applicable Affiliate to transfer, such right, property, asset or Liability to the applicable member of the Seller Group as soon as practicable, and the applicable member of the Seller Group shall accept and assume such right, property, asset or Liability. If, following the Closing, any right, property, asset or Liability that is primarily related to the Business is found to have been transferred to or retained by a member of the Seller Group in error, either directly or indirectly, Seller shall transfer, or cause the applicable member of the Seller Group to transfer, such right, property, asset or Liability to Purchaser or its applicable Affiliate as soon as practicable, and Purchaser or its applicable Affiliate shall accept and assume such right, property, asset or Liability.

(b) Except as otherwise provided in this Agreement, following the Closing, (i) if any payments due with respect to the Business are paid to any member of the Seller Group, Seller shall, or shall cause the applicable member of the Seller Group to, promptly, but in any event within thirty (30) days after receipt of such payment, remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Businesses are paid to Purchaser, the Transferred Entities or their respective Affiliates, Purchaser shall, or shall cause its Affiliates to, promptly, but in any event within thirty (30) days after receipt of such payment, remit by wire or draft such payment to an account designated in writing by Seller.

(c) From time to time after the Closing, as and when requested by any party, each of the parties shall, and shall cause their respective Affiliates to, execute and deliver such documents and take such further actions as may be reasonably requested to ensure that, following the Closing, Purchaser and the Transferred Entities shall own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the assets, properties and rights necessary to conduct the Business in substantially the same manner as conducted immediately prior to the Closing.

Section 5.13 Use of Marks.

(a) Except as expressly provided in this Section 5.13, neither Purchaser nor any of its Affiliates shall use, or have or acquire the right to use or any other rights in, any marks of Seller or any of its Affiliates or any variations or derivatives thereof or any names, trademarks, service marks or logos of Seller or any of its Affiliates, or any name, trademark, service mark or logo that, in the reasonable judgment of Seller, is similar to any of the foregoing (the “Seller Names”) other than those set forth on Schedule 5.13(a). For clarity, the Seller Names shall not include the Registered Business Intellectual Property or any other name, trademark, service mark or logo owned by the Transferred Entities or otherwise included in the Purchased Assets. Within thirty (30) calendar days of the Closing, Purchaser shall cause each of the Transferred Entities having a name, trademark, service mark or logo that includes the Seller Names to change its name to a name that does not include any Seller Name, including making any legal filings necessary to effect such change.

(b) The Transferred Entities may continue temporarily to use the Seller Names following the Closing, to the extent and in substantially the same manner used immediately prior to the Closing, so long as Purchaser shall, and shall cause its Affiliates to, (i) immediately after the Closing, cease to hold itself out as having any affiliation with Seller or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the Seller Names by the Transferred Entities. In any event, within thirty (30) days after the Closing Date, Purchaser shall and shall cause each of the Transferred Entities to (A) cease and discontinue use of all Seller Names (including by filing certificates of name change for the applicable Transferred Entities) and (B) complete the removal of the Seller Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets of the Business.

Section 5.14 R&W Insurance Policy. Purchaser agrees that the R&W Insurance Policy shall expressly exclude any right of subrogation against Seller and its Affiliates and their respective officers, directors and employees (except in the case of Fraud), and neither Purchaser nor its Affiliates shall amend or waive such subrogation provisions without Seller’s prior written consent. For the avoidance of doubt, in no event shall Seller’s obligations or liability under this Agreement, including under this Section 5.14, be created, expanded or increased as a result of any failure by Purchaser or its Affiliates to obtain a representation and warranty insurance policy or, if obtained, any of the terms or conditions thereof. Seller shall, and shall cause the Transferred Entities and its other Affiliates to, cooperate with Purchaser’s efforts to obtain the R&W Insurance Policy and provide assistance as reasonably requested by Purchaser to obtain and bind the R&W Insurance Policy.

Section 5.15 Bulk Transfer Laws. Purchaser acknowledges that Seller and its applicable Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the transactions contemplated by this Agreement. Purchaser hereby waives compliance by Seller and its applicable Affiliates with the provisions of any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 5.16 Directors’ and Officers’ Indemnification.

(a) If the Closing occurs, for a period of six (6) years from the Closing Date, Purchaser shall, and shall cause each of the Transferred Entities to, maintain in effect all right to indemnification and all limitations on liability existing in favor of any current or former directors, officers, partners, members, managers or employees of any of the Transferred Entities (or their respective predecessors), as provided in the governing documents of the applicable Transferred Entity as in effect immediately prior to the Closing, and Purchaser agrees that all such rights shall survive the Closing and continue in full force and effect and be honored by the Transferred Entities after the Closing in accordance with their respective terms.

(b) In the event that any of the Transferred Entities or Purchaser or any of its Affiliates (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, Purchaser will cause its applicable Affiliate to make proper provisions so that the successors and assigns of Transferred Entities or Purchaser or any of its Affiliates, as the case may be, shall succeed to the obligations set forth in this Section 5.16.

Section 5.17 Financing.

(a) Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Sale Amounts on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser shall to take, or cause to be taken all actions and to do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters as promptly as possible but in any event prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfying on a timely basis all conditions in the Commitment Letters and the Definitive Agreements and complying with its obligations thereunder. Purchaser shall enforce its rights under the Commitment Letters and Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters or the Definitive Agreements (other than the consummation of the Sale) have been satisfied, Purchaser shall cause the Lenders and the Equity Financing Source to comply with their respective obligations thereunder, including to fund the Financing.

(i) Purchaser shall not, without the prior written consent of Seller: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters or the Definitive Agreements if such amendment, modification, waiver or remedy (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (2) reduces the amount of the Financing, (3) adversely affects the ability of Purchaser to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (4) would impede or delay the consummation of the Sale and the other transactions contemplated by this Agreement; or (B) terminate the Commitment Letters or any Definitive Agreement. Purchaser shall promptly deliver to Seller copies of any such amendment, modification, waiver or replacement.

(ii) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Purchaser will (A) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Sale Amounts) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Financing and (B) promptly notify Seller of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question). Purchaser shall provide Seller with prompt oral and written notice of any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement and a copy of any written notice or other written communication from any Lender or other financing source with respect to any breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Purchaser shall keep Seller reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Purchaser with this Section 5.17(a) shall not relieve Purchaser of its to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(b) Prior to the Closing, Seller shall use its reasonable best efforts to cause the Transferred Entities to provide, and shall use its reasonable efforts to cause the Transferred Entities’ Representatives to provide, all cooperation reasonably requested Purchaser necessary for the arrangement of the Financing, including by (A) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, (B) to the extent required by the Debt Financing, using reasonable efforts to facilitate the pledging of collateral, effective no earlier than the Closing and (C) furnishing Purchaser and the Lenders as promptly as reasonably practicable following the delivery of a request therefor to Seller by Purchaser (which notice shall state with specificity the information requested) such financial and other information regarding the Transferred Entities as is reasonably available to Seller at such time and is customarily required in connection with the execution of financings of a type similar to the Debt Financing (provided that, Seller will have no obligation to prepare audited financial information, pro forma financial information or post-closing financial information); it being understood that Seller shall have satisfied its obligations set forth in clauses (A) through (C) of this sentence if Seller shall have used its reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. The foregoing notwithstanding, neither the Seller nor the Transferred Entities shall be required to take or permit the taking of any action pursuant to this Section 5.17(b) that: (i) would require (A) Seller or any of its Subsidiaries (other than the Transferred Entities) or any Persons who are officers or directors of Seller or any of its Subsidiaries or Affiliates (other than the Transferred Entities) to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement or (B) the Transferred Entities or any Persons who are officers or directors of the Transferred Entities to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in each case prior to the Closing (it being understood that in no event shall any Persons who are officers or directors of the Transferred Entities be required take any such actions except as and to the extent that such Persons are continuing in such roles following the Closing, and only in their roles as such), (ii) would cause any representation or warranty in this Agreement to be breached by Seller or any of its Subsidiaries, (iii) (A) would require Seller or any of its Subsidiaries (other than the Transferred Entities) to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing or (B) would require the Transferred Entities to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Transferred Entities under any agreement, certificate, document or instrument be effective until the Closing, (iv) would cause any director, officer or employee or stockholder of Seller or any of its Subsidiaries to incur any personal liability, (v) would conflict with the organizational documents of Seller or any of its Subsidiaries or any Law, (vi) would reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which Seller or any of its Subsidiaries is a party, (vii) would require Seller, any of its Subsidiaries or any of their Representatives to provide access to or disclose information that Seller or any of its Subsidiaries determines would jeopardize any attorney-client privilege of Seller or any of its Subsidiaries, (viii) would require Seller, its Subsidiaries or any of their Representatives to prepare any financial statements or information that are not available to Seller and prepared in the ordinary course of its financial reporting practice or (ix) would unreasonably interfere with the ongoing operations of Seller or any of its Subsidiaries. Nothing contained in this Section 5.17 or otherwise shall require (i) Seller or any of its Subsidiaries (other than the Transferred Entities) to be an issuer or other obligor with respect to the Financing or (ii) the Transferred Entities to be an issuer or other obligor with respect to the Financing prior to Closing. Purchaser shall, promptly upon request by Seller, reimburse Seller for all reasonable out-of-pocket costs incurred by Seller or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless Seller and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Seller pursuant to this Section 5.17(b) and any information used in connection therewith (other than information provided in writing by the Seller or its Subsidiaries specifically in connection with its obligations pursuant to this Section 5.17(b)). For the avoidance of doubt, nothing in this Section 5.17 shall require Seller to cause any of its Affiliates, other than a Transferred Entity, to take any actions or provide any cooperation.

(c) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in Section 5.17(b), represent the sole obligation of Seller, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, Seller’s breach of any of the covenants required to be performed by it under Section 5.17(b) shall not be considered in determining the satisfaction of the condition set forth in Section 8.02(b), unless such breach is a willful and material breach and is the primary cause of Purchaser being unable to obtain the proceeds of the Financing at the Closing.

(d) All non-public or otherwise confidential information regarding Seller or its Subsidiaries obtained by Purchaser or its Representatives pursuant to Section 5.17(b) shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.18 Non-Competition and Mutual Non-Solicitation.

(a) As an inducement for the parties to enter into this Agreement, each party agrees, on behalf of itself and its Affiliates, that:

(i) for the period commencing on the Closing Date and ending on the date that is twenty-four (24) months thereafter, none of Seller or its Affiliates shall, for any reason whatsoever, directly or indirectly, for itself or on behalf of or in conjunction with any other Person (including as an equityholder, member, owner, partner, joint venturer, or in a managerial or advisory capacity), conduct any business relating to the origination and/or servicing of (A) any deferred presentment or similar loans, including any loans with a maturity of six (6) months or less that require a single payment to be made at maturity, or (B) any loan product with an APR (as determined under Regulation Z) of 150% or higher;

(ii) for the period commencing on the Closing Date and ending on the date that is twenty-four (24) months thereafter, none of Seller or its Affiliates, on the one hand, or Purchaser or its Affiliates, on the other hand, shall directly or indirectly hire or employ, or contact for the purpose or with the intent of enticing or soliciting away from or out of the employ of the other party and its Affiliates (including the Transferred Entities), any employee of such party or its Affiliates or any other individual who was an employee of such party or its Affiliates within one (1) year prior to that time, and whose work involves or involved (x) the Business (whether prior to or after the Closing) or (y) the performance of the “Services” as defined in the Transition Services Agreement; provided, however, that neither party shall be prohibited from conducting general solicitations of candidates for open positions, not directed at any specific persons, through staffing agencies or similar means; and

(iii) for the period commencing on the Closing Date and ending on the date that is twenty-four (24) months thereafter, none of Seller or its Affiliates shall directly or indirectly solicit or attempt to induce any vendor, supplier or service provider with which Purchaser and its Affiliates (including the Transferred Entities) has, or is attempting to establish, a commercial relationship related to the Business, to reduce, or cease or refrain from, doing business with Purchaser and its Affiliates (including the Transferred Entities), or to alter such commercial relationship in any manner adverse to Purchaser and its Affiliates (including the Transferred Entities); provided that this provision shall not restrict the Seller Group from continuing or establishing a commercial relationship with any vendor, supplier or service provided with respect to the Retained Business.

(b) In the event of a breach of any covenant set forth in Section 5.18(a) by either party or its Affiliate, the term of such covenant for such party and its Affiliates will be extended by the period of the duration of such breach.

(c) The parties agree that the covenants in this Section 5.18 (including the time period, geographical, and scope restrictions imposed) are fair and reasonable and are reasonably required for the protection of the business, trade secrets, interests and goodwill of the other party (including the Purchased Assets and the Business), and that, but for the agreement of each party to comply with such covenants, each other party would not have agreed to enter into this Agreement. Each of the covenants in this Section 5.18 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of Seller or any of its Affiliates against Purchaser or any of its Affiliates, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Purchaser of any such covenant. The covenants in this Section 5.18 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Because of the difficulty of measuring economic losses as a result of a breach of the foregoing covenants in this Section 5.18, and because of the immediate and irreparable damage that could be caused to the non-breaching party as a result of a breach of such covenants for which it would have no other adequate remedy, Seller agrees, on behalf of itself and its Affiliates, that the covenants in this Section 5.18 may be enforced by the non-breaching party in the event of breach or threatened breach by such Person, in addition to, any other available remedies, by injunctions, restraining orders or other equitable remedies in accordance with Section 11.11.

Section 5.19 Assignments of Real Property Leases. As soon as practicable following the date of this Agreement, but in any event prior to the Closing, Seller shall (a) cause the applicable Transferred Entities to assign or terminate the real property leases of the Transferred Entities listed on Schedule 5.19(a) (the “Assigned Non-Business Leases”) to Seller or another Affiliate of Seller (other than the Transferred Entities), and such other member of the Seller Group shall assume in writing all liabilities under such leases, and (b) assign, or cause its applicable Affiliate to assign, the real property leases listed on Schedule 5.19(b) to a Transferred Entity designated in writing by Purchaser. Any penalty, termination fee, assignment fee or other amount required to be paid by the Transferred Entities in connection with such assignments shall be borne by Seller and treated as a Transaction Expense under this Agreement to the extent unpaid at Closing.

Section 5.20 Transfers of Intellectual Property. As soon as practicable following the date of this Agreement, but in any event prior to the Closing, Seller shall (a) assign, or cause its applicable Affiliate to assign, to a Transferred Entity designated in writing by Purchaser, on a form reasonably satisfactory to Purchaser, all right, title and interest of Seller and its Affiliates in and to all Registered Business Intellectual Property (including any Marks and Internet Properties set forth on Section 3.16(a) of the Seller Disclosure Schedule, and any Marks and Internet Properties that the parties later determine should have been set forth on Section 3.16(a) of the Seller Disclosure Schedule), to the extent not already owned by a Transferred Entity as of the date of this Agreement; (b) take all actions necessary to record and effect such assignment with the applicable Governmental Entity or registrar; and (c) deliver to Purchaser executed copies of all such assignments and documentation of all such recordations and other actions.

Section 5.21 Payoff Letters. At least five (5) Business Days prior to the Closing Date, Seller deliver to Purchaser (a) customary payoff letters in respect of all Indebtedness of the Transferred Entities and all Liens related to the Purchaser Assets that will exist immediately prior to the Closing (the “Payoff Letters”), which Payoff Letters shall (i) indicate the amount required to discharge the Indebtedness of the Transferred Entities in full, and terminate all lines of credit thereunder, at the Closing, and (ii) provide for the agreement of the applicable holders of such Indebtedness to release and terminate all applicable Liens and guarantees related to the Purchased Assets upon receipt of the applicable payoff amount at the Closing, and (b) forms of customary Lien releases and other termination documents confirming the release of all Liens on the Purchased Assets at the Closing (the “Lien Release Documents”). Seller shall consider in good faith any Purchaser comments to the Payoff Letters and the Lien Release Documents.

ARTICLE 6

EMPLOYEE MATTERS

Section 6.01 Transfer of Business Employees.

(a) Offers to Certain Business Employees. Prior to the Closing, Purchaser shall, or shall cause one of its Affiliates to, use commercially reasonable efforts to make a written offer of employment, on terms and conditions consistent with the requirements of this Article 6 and applicable Law, to each Business Employee that Purchaser desires to employ after the Closing (other than the Data Center Employees), with such employment to commence immediately after the Closing. Seller and its Affiliates shall reasonably cooperate in Purchaser’s efforts to cause the Business Employees that Purchaser desires to employ after the Closing to accept such offers of employment. Such Business Employees receiving offers of employment from Purchaser or its applicable Subsidiary shall represent the substantial majority of the Business Employees (other than the Data Center Employees). Purchaser will include in the offer letter that any Business Employee’s paid time off that is accrued and unused as of the Closing will be transferred to Purchaser on behalf of that Business Employee if the offer of employment is accepted. Following the Closing, Purchaser shall allow each Business Employee to use such employee’s paid time off that was accrued and unused prior to the Closing during their employment with Purchaser or its Affiliates. Such paid time off assumed by Purchaser or its Affiliates shall be in addition to, and not in lieu of, paid time off accrued under the applicable plans or policies of Purchaser or its Affiliates on or following the Closing, and shall in all cases be subject to the terms and limitations of the applicable plans or policies of Purchaser and its Affiliates governing the use of paid time off.

(b) Definition. For purposes of this Agreement, any Business Employee who becomes employed by Purchaser or an Affiliate thereof (including, at or after the Closing, any Transferred Entity) pursuant to this Section 6.01 shall be referred to as a “Transferred Employee”.

Section 6.02 Compensation and Employee Benefits.

(a) Service Credit. For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser and its Affiliates providing benefits to any Business Employees after the Closing (the “New Plans”), each Business Employee shall be credited with his or her years of service with Seller or its Affiliates (including the Transferred Entities) and their respective predecessors prior to the Closing; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, each Business Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Seller Benefit Plan in which such Business Employee participated immediately before the Closing.

(b) Welfare Plans. For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Business Employee, Purchaser shall us commercially reasonably efforts to cause all pre- existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents.

Section 6.03 Seller Benefit Plans. From and after the Closing, the Transferred Employees shall cease to be active participants in the Seller Benefit Plans.

Section 6.04 Short-Term Incentive Compensation. Purchaser shall be responsible for any cash incentive compensation (including annual cash bonuses, sales incentives and commissions, productivity bonuses, and spot bonuses) payable in respect of the 2022 calendar year (or any portion thereof) to Transferred Employees in connection with their services to the Business (the “Cash Incentive Compensation”), and Seller and its Affiliates shall not have any Liability for the Cash Incentive Compensation in respect of any period following the Closing; provided that, for the avoidance of doubt, certain amounts related to anticipated Cash Incentive Compensation will be reflected as a Liability in the calculation of Working Capital. All Cash Incentive Compensation shall be governed by plans, programs or arrangements maintained by Purchaser and its Affiliates (including the Transferred Entities).

Section 6.05 U.S. Defined Contribution Plans. Effective as of the Closing, Purchaser shall create or designate defined contribution plans (collectively, the “Purchaser DC Plans”) for the benefit of the Transferred Employees who participated in one or more of the defined contribution plans maintained by Seller or its Affiliates (other than the Transferred Entities) that are intended to be qualified under Section 401(a) of the Code immediately prior to the Closing.

Each Purchaser DC Plan will provide for the receipt from applicable Transferred Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including notes corresponding to loans. Purchaser and Seller will work together in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those U.S. DC Employees who elect to roll over their account balances, including notes, directly into a Purchaser DC Plan.

Section 6.06 Termination of Participation in Benefit Plans. To the extent requested by Purchaser no later than three (3) Business Days prior to the Closing, Seller shall ensure that each Transferred Employee’s participation in each Benefit Plan is terminated, to be effective as of the day immediately prior to the expiration or earlier termination of the Transition Services Agreement (but contingent on Closing) and reflected in resolutions of the board of directors or similar governing body of Seller and/or its Affiliates (as applicable). Such resolutions will be subject to the prior review and approval of Purchaser, which shall not be unreasonably withheld, conditioned, or delayed. Seller shall take such other actions in furtherance of terminating such Transferred Entity Benefit Plans as Purchaser may reasonably require.

Section 6.07 Employee Restrictive Covenants. With respect to each Transferred Employee, Seller, on behalf of itself and each other Seller Party (including, without limitation, CURO Group Holdings Corp. and CURO Management LLC), hereby (a) absolutely, unconditionally and irrevocably agrees not to enforce, or to pursue any Claims related to, any non-competition restrictions (collectively, the “Post-Termination Restrictions”) contained in any employment agreement, offer letter, restrictive covenant agreement, Non-Disclosure and Non-Solicitation Agreement or other agreement between any Seller Party and such Transferred Employee, or in any other policy or document of a Seller Party that purports to bind or restrict such Transferred Employee (collectively, the “Employee Documents”), and (b) agrees that prior to or concurrently with the execution and delivery of this Agreement for the Transferred Employee listed on Section 6.07(b) of the Seller Disclosure Schedule, Seller shall, or shall cause the applicable Seller Party to, promptly execute all documents and take all steps, including providing written notice to the Transferred Employee, necessary to formally waive and terminate such Post-Termination Restrictions with respect to such Transferred Employee in accordance with the terms of the applicable Employee Documents. Each Transferred Employee is an intended third-party beneficiary of this Section 6.07 who is entitled to enforce this Section 6.07 against the Seller Parties. Further, except as modified by this Section 6.07, the remaining terms and conditions of the Employee Documents will remain in full force and effect.

Section 6.08 No Third-Party Beneficiary Rights. Other than as provided in Section 6.07, this Article 6 is included for the sole benefit of the Parties and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Affiliates, any Business Employee or any Transferred Employee, who is not a party to this Agreement. Nothing contained in this Agreement (express or implied) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. Other than as provided in Section 6.07, no current or former employee of Seller or any of its Affiliates, nor any Business Employee or Transferred Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Purchaser, Seller or any of their respective Affiliates under this Article 6.

ARTICLE 7

TAX MATTERS

Section 7.01 Purchase Price Allocation.

(a) Seller and Purchaser agree to allocate and, as applicable, to cause their respective Subsidiaries (i) to allocate, the Final Purchase Price and any other amounts treated as consideration for Tax purposes (the “Aggregate Purchase Price”) among the equity of each Transferred Entity that is directly acquired by Purchaser and (ii) in the case of any such Transferred Entity that is classified as a disregarded entity for U.S. federal income tax purposes, to further allocate the amount allocated to such equity among the assets of such Transferred Entity (and any Subsidiary thereof that is classified as a disregarded entity for U.S. federal income tax purposes).

(b) No later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.07, Purchaser shall deliver to Seller a schedule setting forth a proposed allocation of the Aggregate Purchase Price, determined in a manner that is consistent with Section 7.01(a) and with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other relevant provisions of applicable Tax Law (“Purchaser’s Allocation”). If Seller disagrees with Purchaser’s Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a written notice to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation (the “Seller’s Allocation Notice”). If Seller’s Allocation Notice is duly and timely delivered, Seller and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Aggregate Purchase Price. If Seller provides Purchaser with the Seller’s Allocation Notice within such thirty (30) day period, Seller and Purchaser shall cooperate in good faith to resolve any such disagreement. If the parties fail to resolve their differences over the disputed items within thirty (30) days following the receipt of the Seller’s Allocation Notice, Seller and Purchaser shall forthwith jointly request that the Independent Accounting Firm make a determination as to the disputed items in accordance with this Agreement, which determination shall be binding on the parties. Any allocation of the Aggregate Purchase Price determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with this Section 7.01. The fees and expenses of the Independent Accounting Firm shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The allocation, as prepared by Purchaser if no Seller’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser, or as determined by the Independent Accounting Firm in accordance with this Section 7.01 (the “Allocation”), shall be conclusive and binding on the parties hereto absent manifest error. The Allocation, if any, shall be adjusted, as necessary, to reflect any subsequent adjustments to the Final Purchase Price pursuant to Section 7.07 (and any other amounts treated as consideration for Tax purposes). Any such adjustment shall be allocated to the asset, or assets (if any), to which such adjustment is attributable.

(c) Neither Seller nor Purchaser shall (and each shall cause its Affiliates not to) take any position inconsistent with the Allocation on any Tax Return or in any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 7.02 Tax Indemnification. Seller shall pay or cause to be paid, and shall indemnify Purchaser and each of its Subsidiaries (including the Transferred Entities after the Closing Date), their respective Affiliates (other than any Person that is an Affiliate solely by reason of common control), successors and permitted assigns (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against Indemnifiable Taxes.

Section 7.03 Tax Returns.

(a) Seller shall timely prepare and file or shall cause to be timely prepared and filed in such manner as Seller shall determine (i) in its sole discretion, any Combined Tax Return and any other Tax Return of or that includes any member of the Seller Group, and (ii) consistent with Law, any Tax Return (other than any Tax Return described in clause (i) above) that is required to be filed by or with respect to any of the Transferred Entities that is due (including extensions) on or before the Closing Date.

(b) Except for any Tax Return described in Section 7.03(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Transferred Entities for the Pre-Closing Tax Period and any Straddle Period. In the case of any such Tax Return for a Pre-Closing Tax Period or a Straddle Period, Purchaser shall prepare or cause to be prepared and timely file such Tax Return in a manner consistent with past practices, elections and methods of the Transferred Entities except as otherwise required by Law. Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Tax Returns at least fifteen (15) days prior to the due date thereof (taking into account any extensions). Purchaser shall revise such Tax Returns to reflect any reasonable comments received from Seller not later than the later of five (5) days before the due date thereof (taking into account extensions) and ten (10) days following the date such Tax Returns are formally delivered to Seller by Purchaser. Purchaser shall not amend or revoke any such Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.04 Tax Contests. If either party receives notice of any Tax Proceeding, such party shall provide written notice thereof to the other party; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article 7, except to the extent that the other party is actually prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the taxing authority. In the case of a Tax Proceeding of or with respect to any of the Transferred Entities for a Pre-Closing Tax Period (other than a Straddle Period), Seller shall have the exclusive right to control such Tax Proceeding in all respects; provided, however, that if the resolution of any such Tax Proceeding would reasonably be expected to have a material adverse impact on Purchaser and its Affiliates, then Seller shall consult with Purchaser before taking any significant action in connection with such Tax Proceeding and shall provide Purchaser with a timely and reasonably detailed account of each phase of such Tax Proceeding and, to the extent the resolution of such Tax Proceeding would bind Purchaser or any of its Affiliates for a post-Closing Tax Period, Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Purchaser shall have the right to control any Tax Proceeding of or with respect to any of the Transferred Entities for any Straddle Period; provided, however, that if any such Tax Proceeding could have an adverse impact on Seller or any of its Affiliates (including as a result of any indemnity pursuant to this Agreement), then (a) Purchaser shall consult with Seller before taking any significant action in connection with such Tax Proceeding, (b) Purchaser shall consult with Seller and offer Seller an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, and (c) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.05 Cooperation and Exchange of Information.

(a) Following the Closing, each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) preparing or filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes or (iii) participating in any Tax Proceeding. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b) Each party hereto shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Transferred Entities for their respective Tax periods ending on or prior to, or including, the Closing Date until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (ii) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense.

(c) Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or any of its Affiliates be entitled to receive or view, or have any rights with respect to any Tax Proceeding relating to, (i) any Tax Return of Seller or any of its Affiliates (other than the Transferred Entities) or (ii) any Combined Tax Return.

Section 7.06 Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Seller Group (other than the Transferred Entities), on the other hand, are parties, shall terminate, and neither any member of the Seller Group (other than the Transferred Entities), on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.07 Tax Treatment. Except to the extent otherwise required by applicable Law, Seller, Purchaser, and their respective Affiliates shall treat any and all payments under Section 2.07 or Section 7.02 as an adjustment to the consideration for Tax purposes.

Section 7.08 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay, when due, and be responsible for, any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party; provided that, for the avoidance of doubt, if under applicable Law Seller is required to remit any Transfer Taxes to any Governmental Entity, Purchaser shall pay to Seller such Transfer Taxes no later than five (5) days prior to the date such Transfer Taxes are due. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

ARTICLE 8

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.01 Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Closing shall be subject to the satisfaction or waiver in writing by Seller and Purchaser, at or prior to the Closing, of the following conditions:

(a) Regulatory Approvals. Any waiting period applicable to the consummation of the Sale under the HSR Act and the state regulatory processes listed on Schedule 8.01(a) shall have expired or been terminated, and any consents required under the state regulatory processes listed on Schedule 8.01(a) shall have been received.

(b) No Injunctions. No Governmental Entity of competent jurisdiction shall have issued an Order that remains in effect that enjoins or prohibits the Closing and the consummation of the Sale (collectively, the “Legal Restraints”).

Section 8.02 Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Closing shall be subject to the satisfaction or waiver in writing by Purchaser, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The Fundamental Representations and the representations and warranties of Seller set forth in the final sentence of Section 3.06(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in the case of the representations and warranties of Seller set forth in the first sentence of Section 3.02, for de minimis inaccuracies in the number of Equity Interests of each Transferred Entity that are owned by Seller as indicated on Annex A), and (ii) each of the other representations and warranties of Seller contained in Article 3 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the

Closing Date, except (A) in the case of each of clauses (i) and (ii), representations and warranties that are expressly made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect; provided, that for the purposes of clause (ii), the qualifications as to materiality and Business Material Adverse Effect contained in such representations and warranties shall not be given effect.

(b) Covenants and Agreements. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Business Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Business Material Adverse Effect.

(d) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.

Section 8.03 Conditions to Seller’s Obligation to Close. The obligations of Seller to effect the Closing shall be subject to the satisfaction or waiver in writing by Seller, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The Fundamental Representations of Purchaser shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, and (ii) each of the other representations and warranties of Purchaser contained in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, except (A) in the case of each of clauses (i) and (ii), representations and warranties that are expressly made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; provided, that for the purposes of clause (ii), the qualifications as to materiality and Purchaser Material Adverse Effect contained in such representations and warranties shall not be given effect.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

Section 8.04 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by such party’s material breach of this Agreement.

ARTICLE 9

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or by Purchaser, if:

(i) the Closing shall not have occurred on or before the date that is ninety (90) days from the date hereof (the “Outside Date”); provided that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(ii) Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.01, Section 8.02(a), Section 8.02(b), Section 8.03(a) or Section 8.03(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the earlier of the Outside Date and the date that is thirty (30) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform, which notice shall state the party’s intention to terminate this Agreement pursuant to this Section 9.01(b)(ii) and the basis for such termination; provided that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party to this Agreement if such party is then in material breach of this Agreement; or

(iii) any Legal Restraint permanently enjoining or prohibiting consummation of the Sale shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, any such Legal Restraint; or

(c) by Seller if (i) each of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)), (ii) Seller has subsequently irrevocably notified Purchaser in writing that all of the conditions set forth in Section 8.03 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing) and that Seller stands ready, willing and able to consummate the Closing, and (iii) Purchaser has not consummated the Closing by the third (3rd) Business Day following the later of delivery of such notification by Seller pursuant to foregoing clause (ii) and the date on which the Closing was required to occur pursuant to Section 2.03; provided that Seller stood ready, willing and able to consummate the Closing at all times during such three (3) Business Day period.

Section 9.02 Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.01, written notice of such termination shall be given by the terminating party to the other.

Section 9.03 Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.01, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement or its Affiliates or its or their respective officers, directors, managers, equity holders, employees and other Representatives, except as set forth in the Confidentiality Agreement or in this Section 9.03; provided, that (a) the provisions of Section 9.05 shall apply following any termination of this Agreement, (b) termination of this Agreement shall not relieve Seller from Liability for Fraud or Willful Breach, and (c) termination of this Agreement shall not relieve Purchaser from Liability for Fraud. Notwithstanding anything to the contrary contained herein, the provisions of Section 5.02, Article 11, and this Section 9.03 shall survive any termination of this Agreement.

Section 9.04 Extension; Waiver. At any time prior to the Closing, either Seller, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements to be performed or conditions to be satisfied by the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 9.05 Purchaser Termination Fee.

(a) If this Agreement is properly terminated (i) by Seller pursuant to Section 9.01(b)(ii) (Breach), (ii) by Seller pursuant to Section 9.01(c) (Failure to Close), or (iii) by Purchaser or Seller pursuant to Section 9.01(b)(i) (Outside Date) and, in the case of this clause (iii), at such time Seller had the right to terminate this Agreement pursuant to Section 9.01(c) (Failure to Close), then Purchaser will, within five (5) Business Days after such termination, pay to Seller a cash fee equal to $10,000,000.00 (the “Purchaser Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Seller.

(b) Seller agrees and acknowledges that, except as expressly permitted by Section 11.11, if Purchaser or Purchaser Parent fails to effect the transactions contemplated by this Agreement or otherwise is in breach of this Agreement, then (i) Seller’s sole and exclusive remedy against Purchaser, Purchaser Parent or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or Representatives (collectively, the “Purchaser Related Parties”), whether at law or equity, in contract, in tort or otherwise, will be to terminate this Agreement in accordance with Section 9.01 and to collect, if due, the Purchaser Termination Fee, (ii) the payment of the Purchaser Termination Fee will be deemed to be liquidated damages for any and all direct or indirect Losses of any kind, character or description incurred or suffered by Seller or any other Person in connection with this Agreement or the transactions contemplated by this Agreement, and (iii) no other Purchaser Related Party will have any further Liability whatsoever relating to or arising out of this Agreement or any other Transaction Agreement or any of the transactions contemplated hereby or thereby. For the avoidance of doubt, under no circumstances will Seller be (A) entitled to collect the Purchaser Termination Fee on more than one occasion (or, after the receipt thereof, any portion thereof or any further funds or amounts) or (B) permitted or entitled to receive both a grant of specific performance as contemplated by Section 11.11 and all or any portion of the Purchaser Termination Fee. Seller further agrees that the maximum aggregate Liability of Purchaser, Purchaser Parent and all of the other Purchaser Related Parties, taken as a whole, upon any termination of this Agreement will be limited to an amount equal to the amount of the Purchaser Termination Fee, and in no event will Seller seek to recover, or be entitled to recover, any Losses of any kind, character or description in excess of such amount. In no event will Seller seek to recover, or be entitled to recover, Losses from any Purchaser Related Party, other than Purchaser and Purchaser Parent under this Agreement.

ARTICLE 10

SURVIVAL; INDEMNIFICATION

Section 10.01 Survival of Representations, Warranties, Covenants and Agreements.

(a) The representations and warranties of Seller and Purchaser contained in this Agreement shall survive for a period of fifteen (15) months following the Closing, except that (i) the Fundamental Representations shall survive for a period of thirty-six (36) months following the Closing, and (ii) the representations and warranties of Seller set forth in Section 3.13 (Taxes) shall survive until the date that is six (6) months after the expiration of the applicable statute of limitations. If a claim or notice is given under this Article 10 with respect to a breach of any representation or warranty prior to the applicable expiration date, such claim shall be preserved until such claim is finally resolved.

(b) The covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall survive for a period of twelve (12) months following the Closing. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms.

Section 10.02 Indemnification by Seller. From and after the Closing, and subject to the limitations set forth in Section 10.04, Seller shall indemnify and hold harmless, without duplication, Purchaser and its Affiliates, and each of their respective directors, members, managers, officers, agents, employees and other Representatives (collectively, the “Purchaser Indemnified Persons”), from and against any and all Losses, including any Losses to the Transferred Entities, resulting from or attributable to:

(a) any breach of any representation or warranty made by Seller in Article 3 of this Agreement (other than Section 3.09) to be true and correct as of the Closing Date (except for representations and warranties that are expressly made as of a specific date, which shall be true and correct as of such date), or in any certificate delivered by Seller or its officers pursuant to this Agreement;

(b) any breach of any representation or warranty made by Seller in Section 3.09 to be true and correct as of the Closing Date;

(c) any breach of or failure to perform or comply with any covenant or agreement of Seller or its Affiliates in this Agreement, the Bill of Sale, Assignment and Assumption Agreement, or the Shared Material Assignment Agreement;

(d) to the extent not included in the calculation of the Final Purchase Price as set forth in the Final Closing Statement, any Indebtedness of the Transferred Entities or any Unpaid Transaction Expenses as of immediately prior to the Closing;

(e) any Liabilities arising from or related to the Retained Businesses or the Assigned Non-Business Leases; and

(f) the matter set forth on Schedule 10.02(f) (the “Specified Matter”).

Section 10.03 Indemnification by Purchaser. From and after the Closing, and subject to the limitations set forth in Section 10.04, Purchaser shall indemnify and hold harmless, without duplication, Seller and its Affiliates, and each of their respective directors, members, managers, officers, agents, employees and other Representatives (collectively, the “Seller Indemnified Persons” and, together with the Purchaser Indemnified Persons, the “Indemnified Persons”) from and against any and all Losses resulting from or attributable to:

(a) any breach of any representation or warranty made by Purchaser in Article 4 of this Agreement to be true and correct as of the Closing Date (except for representations and warranties that are expressly made as of a specific date, which shall be true and correct as of such date), or in any certificate delivered by Purchaser or its officers pursuant to this Agreement; or

(b) any breach of or failure to perform or comply with any covenant or agreement of Purchaser or its Affiliates in this Agreement, the Bill of Sale, Assignment and Assumption Agreement, or the Shared Material Assignment Agreement.

Section 10.04 Limitations; Exclusive Remedy.

(a) The indemnification provided for in Section 10.02(a) is subject to the following limitations:

(i) the Seller will not be liable to indemnify the Purchaser Indemnified Persons pursuant to Section 10.02(a) unless and until the Purchaser Indemnified Persons have suffered Losses as a result of breaches in excess of $1,725,000 in the aggregate (the “Indemnification Basket”), in which event the Purchaser Indemnified Persons may solely claim indemnification for all Losses in excess of the Indemnification Basket;

(ii) the Indemnifying Person will not be liable under Section 10.02(a) for any Losses relating to any matter to the extent that (i) there is included in the Final Closing Statement a specific liability or specific reserve relating to such matter or (ii) the Indemnified Person had otherwise been compensated for such matter pursuant to the purchase price adjustments under Section 2.07; and

(iii) Seller shall only be obligated to indemnify the Purchaser Indemnified Persons for indemnification claims made pursuant to Section 10.02(a) up to a maximum aggregate amount of $1,725,000.

(b) Seller will not be liable to indemnify the Purchaser Indemnified Persons pursuant to Section 10.02(b) unless and until the Purchaser Indemnified Persons have suffered Losses as a result of breaches thereof in excess of $1,000,000 in the aggregate, in which event the Purchaser Indemnified Persons may claim indemnification for all such Losses; provided, however, that Seller shall only be obligated to indemnify the Purchaser Indemnified Persons for indemnification claims made pursuant to Section 10.02(b) up to a maximum aggregate amount of $10,000,000.

(c) Seller shall only be obligated to indemnify the Purchaser Indemnified Persons for indemnification claims made pursuant to Section 10.02(f) up to a maximum aggregate amount equal to the Final Purchase Price.

(d) If the Purchaser Indemnified Persons are entitled to indemnification for certain Losses pursuant to Section 10.02(c) and also pursuant to Sections 10.02(a), 10.02(b) or the R&W Insurance Policy, then the Purchaser Indemnified Persons shall seek recovery for such Losses (i) first through claims made under Section 10.02(a), 10.02(b) and the R&W Insurance Policy (to the extent available), and (ii) second, to the extent that the amounts recoverable or actually recovered by the Purchaser Indemnified Persons pursuant to the foregoing clause (i) are insufficient to fully compensate the Purchaser Indemnified Persons for all such Losses, through claims made under Section 10.02(c).

(e) For purposes of any indemnity obligation under this Article 10 with respect to any breach of any representation or warranty contained in this Agreement, any qualifications or limitations set forth in such representation or warranty as to materiality, material adverse effect, or “Business Material Adverse Effect” (or any other similar materiality qualifier) contained therein shall be disregarded both for purposes of determining if a breach occurred and for purposes of calculating Losses (except with respect to Section 3.06, Section 3.07(b), Section 3.15(b), and use of the defined term “Business Material Contract”).

(f) No Indemnified Person shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliates has been otherwise indemnified or previously reimbursed for such amount under any other provision of this Agreement. The amount of Losses which an Indemnified Person shall be entitled to recover hereunder with respect to any matter shall be reduced by the amount of all amounts actually recovered under insurance policies (specifically excluding the R&W Insurance Policy) with respect to such matter, in each case, net of any expenses, costs (including costs of collection or enforcement), deductibles, retro-premium adjustments and other out-of-pocket costs incurred in connection with procuring such proceeds or recovery (including any expected increases to insurance premiums as a result of such claim). An Indemnified Person shall use its commercially reasonable efforts, which efforts shall not require the institution of any Actions, to procure, receive and collect all insurance proceeds, provided, that obtaining any insurance recovery shall not be a condition to the ability of any Indemnified Person obtaining any recovery under Article 10. In addition, an Indemnified Person shall be responsible for taking or causing to be taken commercially reasonable steps to mitigate its Losses to the extent required by Law. In any case where an Indemnified Person actually recovers under insurance policies (specifically excluding the R&W Insurance Policy) any amount, with and subject to the limitations set forth in the second sentence of this Section 10.04(e), in respect of a matter for which such Indemnified Person has already been indemnified pursuant to Section 10.02(a) or Section 10.02(b), such Indemnified Person shall promptly pay over the amount so recovered (after deducting therefrom the amount of the expenses and costs incurred by such Indemnified Person following the Closing in procuring such recovery, including any expected increases to insurance premiums as a result of such claim), but, in any case, not in excess of the amount previously so paid out to or on behalf of Indemnified Person in respect of such matter, to the Indemnifying Person.

(g) From and after the Closing, the exclusive remedy of the Parties and any other Indemnified Person for Losses or other monetary damages arising from a breach of this Agreement shall be the indemnification provided under this Article 10, the indemnification provided under Section 7.02 and, in the case of Purchaser, the R&W Insurance Policy; provided, however, that (i) the foregoing shall not limit any Person’s rights or remedies pursuant to Section 2.06, Section 2.07, Section 5.18 or Section 11.11, and (ii) nothing in this Agreement shall limit any Person’s rights or remedies in the event of Fraud.

Section 10.05 Third-Party Claims.

(a) Promptly (and in any event within thirty (30) days) after receipt by a Person entitled to indemnification under Section 10.02 or Section 10.03 of notice of the assertion of a Third-Party Claim, such Indemnified Person shall give a written notice of the assertion of such Third-Party Claim, specifying to the extent possible a summary of facts and circumstances that form the basis of the claim for which such indemnification is sought, and the amount of Losses paid, incurred, suffered or sustained or reasonably anticipates it may pay, incur, suffer or sustain, to the Person or Persons obligated to indemnify under this Article 10 (each, an “Indemnifying Person”); provided, that the failure to notify the Indemnifying Person shall not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that defense of such Third-Party Claim is actually and materially prejudiced by the Indemnified Person’s failure to give such notice.

(b) After such notice, the Indemnifying Person shall be entitled, if it so elects and at its own expense (subject to the limitations set forth in this Article 10), (a) to take control of the defense and investigation of such Action, (b) to employ and engage attorneys of its own choice to handle and defend the same; provided that the Indemnified Person may participate in such Action or claim with attorneys of its own choice and at its own expense; provided, further, that if the named parties to such Action or claim include both the Indemnified Person and the Indemnifying Person, and the Indemnified Person has been advised in writing by its counsel that there may be one or more legal defenses available to such Indemnified Person that are different from or in addition to those available to the Indemnifying Person, or if the Indemnifying Person failed to defend for a period of fifteen (15) days any claim after receiving notice from the

Indemnified Person of such alleged failure to defend, then in each case, the Indemnified Person shall be entitled, at the Indemnifying Person’s expense, to separate counsel of its own choosing, and (c) to negotiate, compromise or settle such Action or claim, which compromise or settlement shall be made only with the prior written consent of the Indemnified Person, such consent not to be unreasonably withheld, conditioned or delayed. The Indemnified Person and the Indemnifying Person and their respective attorneys shall reasonably cooperate in the investigation, trial and defense of such Action or claim and any appeal arising therefrom. Notwithstanding the foregoing, if a Third-Party Claim (i) seeks relief other than the payment of monetary damages, (ii) involves criminal liability, (iii) is one in which the outcome or the matter would reasonably be expected to materially adversely affect Purchaser, the Transferred Entities, the other Purchased Assets or the Business, (iv) is one in which the alleged damages exceed the applicable limits for indemnification set forth in this Agreement, or (v) is one in which any insurer is required to assume the defense of such Third-Party Claim, then, in each case, the Indemnified Person alone shall be entitled to contest, defend and settle such Third-Party Claim. The parties shall reasonably cooperate with each other in any notifications to applicable insurers. If the Indemnifying Person is unable to assume the defense of such Action or claim or fails to assume the defense of such Action or claim within fifteen (15) days after receipt of notice of the Third-Party Claim, the Indemnified Person against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Person) have the right to undertake, at the Indemnifying Person’s expense (subject to the limitations set forth in this Article 10), the defense, compromise or settlement of such Action or claim on behalf of the Indemnifying Person, with the Indemnifying Person responsible for the reasonable costs and expenses of such defense thereafter as indemnifiable Losses to the extent such matter is ultimately determined to be subject to indemnification by the Indemnifying Person.

(c) With respect to any Third-Party Claim subject to indemnification under this Article 10: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Actions in all material respects at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim; provided, that the Indemnifying Person shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including reasonable legal fees and disbursements) by the party providing such cooperation, but shall not be required to compensate such party for time spent by its officers, directors, managers, employees or agents in such cooperation.

(d) For the avoidance of doubt, (i) Tax Proceedings shall be governed by the provisions of Section 7.04 and (ii) the Specified Matter shall be governed by the provisions of Section 10.07.

Section 10.06 Direct Claims. Any claim for indemnification to the extent not resulting from a Third-Party Claim shall be made by written notice to the Indemnifying Person, which notice shall, to the extent practicable, include a summary of facts and circumstances which form the basis of the claim for which such indemnification is sought, and the amount of Losses paid, incurred, suffered or sustained or reasonably anticipates it may pay, incur, suffer or sustain (the “Direct Claim Notice”). If the Indemnifying Person, within fifteen (15) Business Days after receipt of the Direct Claim Notice, does not give written notice to the Indemnified Person stating its intent to contest such claim, the claim shall be deemed accepted, final and binding, and the amount of the claim shall be deemed a valid claim, and the Indemnified Person shall be entitled to receive the amount of the Losses with respect to the claim (but, subject to the limitations set forth in this Article 10), provided that the Indemnified Person has delivered a second Direct Claim Notice with respect to the same claim at least five (5) Business Days but not more than ten (10) Business Days before the end of the Claim Notice response period. If the Indemnifying Person contests the assertion of a claim by giving such written notice to the Indemnified Person within such fifteen (15) Business Day period, then the Indemnifying Person and the Indemnified Person shall act in good faith for fifteen (15) Business Days in endeavoring to reach an agreement regarding such dispute. If the Indemnifying Person and the Indemnified Person reach an agreement with respect to such dispute, a memorandum setting forth such agreement shall be prepared and signed by the Indemnifying Person and Indemnified Person. If the Indemnifying Person and the Indemnified Person are unable to resolve such dispute during such fifteen (15)-Business Day period, any party to such dispute may institute legal proceeds with respect to the matter in accordance with this Agreement. Any final and non-appealable written decision, judgment or award rendered by a court of competent jurisdiction as to the validity and amount of any claim in such Direct Claim Notice shall be final, binding, and conclusive upon the parties to such dispute. For the avoidance of doubt, (i) Tax Proceedings shall be governed by the provisions of Section 7.04 and (ii) the Specified Matter shall be governed by the provisions of Section 10.07.

Section 10.07 Specified Matter. Notwithstanding anything to the contrary in this Article 10, following the Closing, Seller shall be entitled to control and direct the defense of the Specified Matter. Seller hereby acknowledges that any Losses that may be assessed against the Purchaser Indemnified Persons in connection with such Specified Matter constitute Losses for which the Purchaser Indemnified Persons will be indemnified pursuant to Section 10.02(f). Each party shall as promptly as reasonably practicable, furnish to the other party copies of any notices or written communications, and inform the other party in reasonable detail of any oral communications (other than those that would reasonably be considered immaterial), in each case received by such party from any Governmental Entity with respect to the Specified Matter. From time to time upon the reasonable request of Purchaser, Seller shall provide Purchaser with status updates and reasonably consult with Purchaser regarding the potential compromise, settlement or other resolution of the Specified Matter, (iii) provide reasonable notice to Purchaser in advance of any proposed meeting with any Governmental Entity with respect to the Specified Matter and give a Representative of Purchaser the opportunity to attend and participate at any such meeting (at the sole cost and expense of Purchaser) and (iv) provide Purchaser an opportunity to review in advance any proposed written or material oral communications (including any filings or notices) proposed to be made by Seller to any Governmental Entity in connection with the Specified Matter. Seller shall be entitled to settle the Specified Matter (x) without the consent of any Purchaser Indemnified Person if such settlement does not involve any non-monetary consideration, and the Seller is solely responsible for the payment of any monetary settlement, or (y) with the prior written consent of Purchaser, such specific consent not to be unreasonably withheld, conditioned or delayed. Purchaser shall agree to, and shall cause the Transferred Entities to join in, any such settlement.

ARTICLE 11

GENERAL PROVISIONS

Section 11.01 Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b) For purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, clause and Schedule are references to the Articles, Sections, paragraphs and clauses of, or Schedules to, this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Exhibits and Schedules hereto, and references to the “date hereof” shall mean the date of this Agreement; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form (including e-mail); (viii) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (ix) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xiv) to the extent that this Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; and (xv) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number. Any reference in this Agreement to a specified date shall mean 5:00 p.m. (New York City time) on such date, unless another time is specified.

(c) Any disclosure with respect to a Section of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on the face of such disclosure.

Section 11.02 Headings; Definitions. The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

Section 11.03 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it shall not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.07.

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.03. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.03 SHALL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.04 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto (which are hereby incorporated into this Agreement and made a part hereof as if set out in full in this Agreement) and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.05 No Third-Party Beneficiaries. Except for Section 6.07, Article 10, Section 11.15, and Section 11.16, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.06 Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 11.07 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given by e- mail transmission (so long as confirmation of such e-mail is received if requested), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a) If to Seller:

Curo Intermediate Holdings Corp. 3615 North Ridge Road Wichita, Kansas 67205 Attention: Rebecca Fox Email: BeccaFox@curo.com with a copy (which shall not constitute notice) to:
King & Spalding LLP 1185 6th Ave New York, New York 10036 Attention: Timothy M. Fesenmyer Email: tfesenmyer@kslaw.com
(b) If to Purchaser or Purchaser Parent:
Sparrow Purchaser, LLC c/o CCF OpCo LLC 5165 Emerald Pkwy Dublin Ohio 43017 Attention: Michael J. Durbin; Sean O’Brien E-mail: mdurbin@ccfi.com; sobrien@ccfi.com with a copy (which shall not constitute notice) to:
Morrison & Foerster LLP 250 W 55th St. New York, NY 10019 Attention: John T. Owen; Aly El Hamamsy E-mail: jowen@mofo.com; aelhamamsy@mofo.com

Section 11.08 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that (a) Seller may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any of its Affiliates, but any such transfer or assignment shall not relieve Seller of any of its obligations hereunder, (b) Seller may make any pledge or collateral assignment of this Agreement or any of its rights hereunder to any of its collateral agents, administrative agents and/or lenders and (c) Purchaser may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any of its domestic Affiliates, but any such transfer or assignment shall not relieve Purchaser of any of its obligations hereunder.

Section 11.09 Amendments and Waivers. This Agreement may not be modified or amended, except by an instrument or instruments in writing signed by the parties hereto. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11 Specific Performance.

(a) The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in law or in equity. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

(b) Notwithstanding anything herein to the contrary, it is hereby acknowledged and agreed that Seller shall not be entitled to specific performance to enforce Purchaser’s and/or Purchaser Parent’s obligations to consummate the Closing unless at such time (1) all of the conditions in Section 8.01 and Section 8.02 have been, and continue to be, satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)) at the time the Closing is required to occur pursuant to Section 2.03, (2) each of the Debt Financing and the Equity Financing has been funded or will be funded at the Closing, (3) Seller has irrevocably confirmed in writing that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur in accordance with Section 2.03, and (4) Purchaser shall have failed to consummate the Closing by the time the Closing was required to have occurred pursuant to Section 2.03. The election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit Seller from, in the alternative, seeking to terminate the

Agreement and collect the Purchaser Termination Fee pursuant to Section 9.05; provided that in no event shall Seller be permitted to pursue an injunction, specific performance or other equitable relief or any other remedy under this Agreement or available at law or equity following the payment of the Purchaser Termination Fee in accordance with the terms of this Agreement.

Section 11.12 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Purchaser waives and shall not assert, and agrees to cause its Affiliates (including, following the Closing, the Transferred Entities) to waive and not assert, any conflict of interest arising out of or relating to the representation after the Closing (the “Post-Closing Representation”) of Seller, any of its Affiliates or any equity holder, officer, employee, director or other Representative of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby, by any legal counsel currently representing Seller or any of its Affiliates or any other Designated Person in connection with this Agreement or any other agreements or transactions contemplated hereby, including King & Spalding LLP (any such representation, the “Current Representation”).

(b) Purchaser waives and shall not assert, and agrees to cause its Affiliates (including, following the Closing, the Transferred Entities) to waive and not assert, any attorney- client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring as part of the Current Representation or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Transferred Entities) (including in respect of any claim for indemnification by any Purchaser Party), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and that Seller and its Affiliates, and not Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), shall have the sole right to decide whether or not to waive any such attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, none of Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and its Affiliates and not of Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), or to internal counsel relating to such engagement, and none of Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities). Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates may seek to prevent the disclosure of such attorney-client privileged communications to such third party, and subject to the approval of its counsel, Seller shall, and shall cause its Affiliates to, reasonably cooperate with Purchaser (including asserting any such privilege if requested by Purchaser) with respect to any such Action.

Section 11.13 No Admission. Nothing herein shall be deemed an admission by Purchaser, Seller or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Seller or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic transmission in .pdf format or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.15 Financing Parties. Notwithstanding anything in this Agreement to the contrary, Seller on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Seller, its Subsidiaries or its controlled Affiliates in any such Action or proceeding shall be effective if notice is given in accordance with Section 11.07, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Action brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) waives any rights or claims of any kind or nature (whether in law or in equity, in contract, in tort or otherwise) the Seller, its Subsidiaries and/or each of its controlled Affiliates may have against any Financing Party (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) (in each case other than Purchaser) relating to this Agreement, the Financing, the Commitment Letter, the Definitive Agreements, or the transactions contemplated hereby or thereby or the performance of any services thereunder, (h) agrees that none of the Financing Parties will have any liability to Seller or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than Purchaser) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, or for any claim made by the Seller, its Subsidiaries or each of its controlled Affiliates (in each case other than against Purchaser) based on, in respect of, or by reason of, this Agreement, the Financing, the Commitment Letter, the Definitive Agreements, or the transactions contemplated hereby or thereby or the performance of any services thereunder, including, but not limited to, any dispute relating to, or arising from this Agreement, the Financing, the Commitment Letter, the Definitive Agreements, or the transactions contemplated hereby or thereby or the performance of any services thereunder, (i) agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Party (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) (in each case other than Purchaser) in connection with this Agreement, the Financing, the Commitment Letter, the Definitive Agreement, or any of the transactions contemplated hereby or thereby or the performance of the services thereunder and (j) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.15, and that such provisions and the definition of “Financing Parties” or “Financing Sources” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Parties.

Section 11.16 Mutual Releases.

(a) Effective as of the Closing, Purchaser, on behalf of itself, its Affiliates (including, following the Closing, the Transferred Entities) and its and their respective officers, directors, equity holders, employees, managers, agents and other Representatives (collectively, the “Purchaser Parties”) hereby absolutely, unconditionally and irrevocably releases and forever discharges, to the fullest extent permitted by Law, Seller, its Affiliates and its and their respective officers, directors, equity holders, employees, managers, agents and other Representatives (collectively, the “Seller Parties”), from any and all claims (including any derivative claim on behalf of any Person), Actions, Liabilities, accounts, covenants, Contracts, controversies, promises, damages, fees, expenses, judgments, executions, or indemnification rights (“Claims”) arising out, relating to, against or in any way connected with the Transferred Entities, the other Purchased Assets or the Business prior to the Closing, whether or not relating to claims pending on, or asserted after, the Closing; provided, however, that the foregoing release does not extend to, include or restrict or limit in any way, and each of the parties hereby reserves its respective rights, if any, to pursue, any and all Actions or rights that such party may now or in future have solely on account of the rights of such party under this Agreement, the other Transaction Agreements, or any other agreement to be entered into in connection with the transactions contemplated hereby, and, provided, further, the foregoing release shall not extend to any Claims that a party may have against another party or any of its respective successors and assigns to the extent such Claims are not related to the Transferred Entities, the other Purchased Assets or the Business.

(b) Effective as of the Closing, Seller, on behalf of itself and the Seller Parties, hereby absolutely, unconditionally and irrevocably releases and forever discharges, to the fullest extent permitted by Law, the Purchaser Parties, from any and all Claims arising out, relating to, against or in any way connected with the Transferred Entities, the other Purchased Assets or the Business prior to the Closing, whether or not relating to claims pending on, or asserted after, the Closing; provided, however, that the foregoing release does not extend to, include or restrict or limit in any way, and each of the Parties hereby reserves its respective rights, if any, to pursue, any and all Actions or rights that such party may now or in future have solely on account of the rights of such party under this Agreement, the other Transaction Agreements, or any other agreement to be entered into in connection with the transactions contemplated hereby, and, provided, further, the foregoing release shall not extend to any Claims that a party may have against another party or any of its respective successors and assigns to the extent such Claims are not related to the Transferred Entities, the other Purchased Assets or the Business.

Section 11.17 Purchaser Parent Guaranty.

(a) Purchaser Parent hereby unconditionally and irrevocably guarantees, and as a primary obligation, to Seller the due and punctual payment, performance and discharge of Purchaser’s obligations under this Agreement and any documents or instruments delivered in connection with this Agreement (the “Parent Guaranteed Obligations”). For the avoidance of doubt, the guarantee provided by Purchaser Parent hereunder is an unconditional and continuing guarantee of payment and not of collection. If Purchaser fails to perform any such obligation when so required to perform, Purchaser Parent, upon written request of Seller, shall, or shall cause Purchaser to, perform such obligations promptly upon receipt of such request. This guaranty shall apply regardless of any amendments, variations, alterations, waivers or extensions to this Agreement or any documents or instruments delivered in connection with this Agreement, except to the extent any of the foregoing modifies the application thereof. For the avoidance of doubt, Purchaser Parent’s obligations under this Section 11.17 are subject in all respects to the other provisions of this Agreement, including without limitation Section 9.05(b) and Section 11.11.

(b) Purchaser Parent hereby waives any and all notice of the creation, renewal, extension or accrual of the Parent Guaranteed Obligations and notice of or proof of reliance by Seller upon this Section 11.17 or acceptance of this Section 11.17. The Parent Guaranteed Obligations conclusively shall be deemed to have been created, contracted or incurred in reliance upon this Section 11.17, and all dealings between Seller, on the one hand, and Purchaser, on the other hand, under this Agreement likewise conclusively shall be presumed to have been had or consummated in reliance upon this Section 11.17. When pursuing its rights and remedies hereunder against Purchaser Parent, Seller shall be under no obligation to pursue such rights and remedies it may have against Purchaser or any other Person for the Parent Guaranteed Obligations or any right of offset with respect thereto, and any failure by Seller to pursue such other rights or remedies or to collect any payments from Purchaser or any such other Person or to exercise any such right of offset shall not relieve Purchaser or Purchaser Parent of any liability hereunder.

(c) Purchaser Parent expressly and irrevocably waives any election of remedies by Seller, promptness, diligence, acceptance hereof, presentment, demand, protest and any notice of any kind not provided for herein or not required to be provided to Purchaser under or in connection with this Agreement or any documents or instruments delivered in connection with this Agreement, other than defenses that are available to Purchaser or Purchaser Parent hereunder. Seller acknowledges and agrees that Purchaser Parent shall be entitled to all rights, remedies and benefits of Purchaser hereunder, in addition to those to which Purchaser Parent is entitled to hereunder. Purchaser Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Transaction Agreements and that the waivers set forth in this Section 11.17 are made knowingly in contemplation of such benefits.

(d) Purchaser Parent represents and warrants that (i) it is duly organized, validly existing and in good standing (or the equivalent thereof, if applicable) under the Laws of its jurisdiction of organization, (ii) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement solely for purposes of this Section 11.17, (iii) the execution, delivery and performance by Purchaser Parent of this Agreement has been duly and validly authorized by Purchaser Parent, and no other proceedings on the part of Purchaser Parent are necessary to authorize the execution, delivery and performance by Purchaser Parent of this Agreement, (iv) this Agreement has been duly executed and delivered by Purchaser Parent and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding obligation of Purchaser Parent, enforceable against Purchaser Parent in accordance with the terms and provisions hereof, subject to Enforceability Exceptions, (v) it has the financial capacity to pay and perform the Parent Guaranteed Obligations and all funds necessary for Purchaser Parent to fulfill the Parent Guaranteed Obligations shall be readily available to Purchaser Parent for so long as the Parent Guaranteed Obligations shall remain outstanding under this Agreement, and (vi) the execution, delivery and performance of this Agreement does not (x) violate any Law to which Purchaser Parent is subject or (y) violate the certificate of incorporation, by-laws or other organizational documents of Purchaser Parent, except, in each case, as would not reasonably be expected to have a material adverse effect on the ability of Purchaser Parent to timely perform its obligations under this Agreement.

(e) No amendment, supplement or modification to this Section 11.17 shall be made without the written agreement of Purchaser Parent and Seller.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

CURO Intermediate Holdings Corp.

By:	/s/ Donald Gayhardt
Name:	Donald Gayhardt
Title:	Chief Executive Officer

[Signature Page to Equity and Asset Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

SPARROW PURCHASER, LLC

By:	/s/ Michael Durbin
Name:	Michael Durbin
Title:	Chief Financial Officer and Executive Vice President

Solely for purposes of Section 11.17,

CCF INTERMEDIATE HOLDINGS LLC

By:	/s/ Michael Durbin
Name:	Michael Durbin
Title:	Chief Financial Officer and Executive Vice President

[Signature Page to Equity and Asset Purchase Agreement]

ANNEX A

Transferred Entities and Transferred Equity Interests

Transferred Entity	Entity Type and Jurisdiction of Formation	Percentage of Issued and Outstanding Equity Interests Owned	Type and Amount of Equity Interests Owned	Owning Entity
Transferred Entity	Entity Type and Jurisdiction of Formation	Percentage of Issued and Outstanding Equity Interests Owned	Type and Amount of Equity Interests Owned	Owning Entity
Advance Group, Inc.	Corporation / Nevada	100%	2,500 shares of common Stock	Seller
A Speedy Cash Car Title Loans, LLC	Limited Liability Company / Nevada	100%	100% of membership interests	Seller
Avio Credit, Inc.	Corporation / Delaware	100%	100 shares of common stock	Seller
Cash Colorado, LLC	Limited Liability Company / Nevada	100%	100% of membership interests	Seller
Concord Finance, Inc.	Corporation / Nevada	100%	2,500 shares of common stock	Seller
CURO Receivables Holdings I, LLC	Limited Liability Company / Delaware	100%	100% of the limited liability company interests	Seller
CURO Receivables Finance I, LLC	Limited Liability Company / Delaware	100%	100% of the limited liability company interests	CURO Receivables Holdings I, LLC (wholly owned subsidiary of Seller)
CURO Receivables Holdings II, LLC	Limited Liability Company / Delaware	100%; each Class B Member is a wholly owned subsidiary of the Seller	The Members own all of the limited liability company interests. The Seller wholly owns all of the Class B members.

Class A Member: Seller

Class B Members: Advance Group, Inc.; Avio Credit, Inc.; Cash Colorado, LLC; Concord Finance, Inc.; FMMR; Investments, Inc.; Galt Ventures, LLC; Principal Investments, Inc.; SCIL, Inc.; Speedy Cash Illinois, Inc.

CURO Receivables Finance II, LLC	Limited Liability Company / Delaware	100%	100% of the limited liability company interests	CURO Receivables Holdings II, LLC (wholly owned subsidiary of Seller)
FMMR Investments, Inc.	Corporation / Nevada	100%	400 shares of common stock	Seller
Evergreen Financial Investments, Inc.	Corporation / Nevada	100%	2,500 shares of common stock	Seller
Galt Ventures, LLC	Limited Liability Company / Kansas	100%	100% of the membership interests	Seller
Principal Investments, Inc.	Corporation / Nevada	100%	760 shares of common stock	Seller
SCIL, Inc.	Corporation / Nevada	100%	300 shares of common stock	Seller
SCIL Texas, LLC	Limited Liability Company / Nevada	100%	100% of the membership interests	Seller
Speedy Cash	Corporation / Nevada	100%	80 shares of common stock	Seller
Speedy Cash Illinois, Inc.	Corporation / Nevada	100%	100 shares of common stock	Seller
Todd Car Title, Inc.	Corporation / Nevada	100%	2,124 shares of common stock	Seller
Todd Financial, Inc.	Corporation / Nevada	100%	2,124 shares of common stock	Seller
SC Texas MB, Inc.	Corporation / Nevada	100%	100 shares of common stock	Seller